File No. 811-2605

                   As filed with the SEC on October 18, 1996

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-14
         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   X
                       Pre-Effective Amendment No.
                       Post-Effective Amendment No.
                       (Check appropriate box or boxes)

                               FRANKLIN MONEY FUND
               (Exact Name of Registrant as Specified in Charter)

                                (415) 312-2000
                        (Area Code and Telephone Number)

                777 Mariners Island Blvd., San Mateo, CA  94404
                     (Address of Principal Executive Offices
                     Number, Street, City, State, Zip Code)

                            Harmon E. Burns, Esquire
                           777 Mariners Island Blvd.,
                               San Mateo, CA 94404
                     (Name and Address of Agent for Service,
                     Number, Street, City, State, Zip Code)

                                   Copies to:

                            Mark H. Plafker, Esquire
                      Stradley, Ronon, Stevens & Young, LLP
                            2600 One Commerce Square
                             Philadelphia, PA 19103

           Approximate Date of Proposed Public Offering:  As soon as
        practicable after this Registration Statement becomes effective under the Securities Act of 1933.

       CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933


No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. A Rule 24f-2 Notice for the registrant's fiscal year ended June 30, 1996, was filed on August 29, 1996.

Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.



                               FRANKLIN MONEY FUND


                              CROSS REFERENCE SHEET
                       (Pursuant to Rule 481(a) under the
                             Securities Act of 1933)

N-14 ITEM NO. AND CAPTION                 LOCATION IN PROSPECTUS

PART A

1.    Beginning of Registration              Cover Page of Registration
      Statement and outside Front Cover      Statement; Front Cover Page of
      Page of Prospectus                     Prospectus

2.    Beginning and outside Back Cover
      Page of Prospectus                     Table of Contents

3.    Synopsis Information and Risk
      Factors                                Summary; Risk Factors

4.    Information About the Transaction      Summary; Reasons for the
                                             Transaction; Information About the
                                             Transaction

5.    Information About the Registrant       Prospectus Cover Page; Summary;
                                             Comparison of Investment Policies
                                             and Risks; Information About
                                             Franklin Money

6.    Information About the Company          Prospectus Cover Page; Comparison
      Being Acquired                         of Investment Policies and Risks;
                                             Information About the Trust

7.    Voting Information                     Prospectus Cover Page; Notice of
                                             Special Meeting of Shareholders;
                                             Summary-Voting Information; Voting
                                             Information and Principal
                                             Stockholders

8.    Interest of Certain Persons and
      Experts                                None

9.    Additional Information Required
      for Reoffering by Persons Deemed
      to be Underwriters                     Not Applicable



N-14 ITEM NO. AND CAPTION                 LOCATION IN PROSPECTUS

PART B

10.   Cover Page                             Cover Page of Statement of
                                             Additional Information

11.   Table of Contents                      Not Applicable

12.   Additional Information about the       Incorporation of Documents by
      Registrant                             Reference in the Statement of
                                             Additional Information

13.   Additional Information about the       Incorporation of Documents by
      Company being Acquired                 Reference in the Statement of
                                             Additional Information

14.   Financial Statements                   Incorporation of Documents by
                                             Reference in the Statement of
                                             Additional Information


PART C - OTHER INFORMATION

Part C contains the information required by Items 15-17 under the items set forth in the form.


                                                           [November 15, 1996]


      Dear Shareholder:

      Enclosed is a Notice of Meeting for a Special Shareholders Meeting which has been called for December 31, 1996 at 10:00 a.m., at the offices of the fund's business manager located at 700 Central Avenue, St. Petersburg, Florida 33701-3628. The accompanying Proxy Statement/Prospectus details a proposal being presented for your consideration and requests your prompt attention and vote via the enclosed proxy card.

      PLEASE TAKE A MOMENT TO FILL OUT, SIGN AND RETURN THE ENCLOSED PROXY CARD!

      This meeting is critically important as you are being asked to consider and approve an Agreement and Plan of Complete Liquidation which would result in an exchange of shares in your fund for those of a comparable fund administered by Franklin Advisers, Inc. ("Advisers"), Franklin Money Fund ("Franklin Money"). On the date of the exchange, you will receive shares in Franklin Money equal in value to your investment in Templeton Money Fund ("Templeton Money")

      The transaction is being proposed because, in the opinion of the Board of Trustees, a larger fund would achieve greater economies of scale and have a greater ability to deliver high levels of quality and service to shareholders at reasonable cost over the long term.

      Please take the time to review this document and vote now! To ensure that your vote is counted, indicate your position on the enclosed proxy card. Sign and return your card promptly. If you determine at a later date that you wish to attend this meeting, you may revoke your proxy and vote in person.

      Thank you for your attention to this matter.

                                                Sincerely,


                                                Barbara J. Green
                                                SECRETARY




                            TEMPLETON MONEY FUND
            700 Central Avenue, St. Petersburg, Florida 33701-3628

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS To Be Held on
                        December 31, 1996

      To the Shareholders:

      NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of the Templeton Money Fund series ("Templeton Money") of Templeton Income Trust (the "Trust"), will be held at the offices of Templeton Money's business manager which are located at 500 East Broward Blvd., Fort Lauderdale, Florida 33394-3091 on December 31, 1996, at 10:00 a.m., local time, for the following reasons:

1. To approve or disapprove an Agreement and Plan of Complete Liquidation between the Trust on behalf of Templeton Money and Franklin Money Fund ("Franklin Money") that provides for the acquisition of substantially all of the assets of Templeton Money in exchange for shares of Franklin Money, the distribution of such shares to the shareholders of Templeton Money, and the liquidation and dissolution of Templeton Money.

2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

      The transaction contemplated by the Agreement and Plan of Complete Liquidation is described in the attached Prospectus/Proxy Statement. A copy of the Agreement and Plan of Complete Liquidation is attached as Exhibit A thereto.

      Shareholders of record as of the close of business on October 25, 1996 are entitled to notice of, and to vote at, the Special Meeting or any adjournment thereof.

                                    By Order of the Board of Trustees,

                                    Barbara J. Green, Secretary

      [November 15, 1996]

      IF YOU ATTEND THE MEETING, YOU MAY VOTE YOUR SHARES IN PERSON. IF YOU DO NOT EXPECT TO ATTEND THE MEETING, THE BOARD OF TRUSTEES URGES YOU TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD(S) IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE. IT IS IMPORTANT THAT YOU RETURN YOUR SIGNED PROXY PROMPTLY SO THAT A QUORUM MAY BE ENSURED.



                     Combined Proxy Statement and Prospectus

                                TABLE OF CONTENTS

                                                             PAGE
Cover Page................................................. Cover
Summary....................................................   5
Proposed Transaction.......................................   5
Voting Information.........................................   5
Tax Consequences...........................................   6
Investment Objectives and Policies.........................   6
Management of Franklin Money...............................   7
Fees and Expenses..........................................   7
Purchase Price, Redemption Price, Dividends and
Distributions..............................................   9
Risk Factors...............................................  10
Special Information Regarding Franklin Money's Master
/Feeder Fund Structure.....................................  11
Reasons for the Transaction................................  13
Information about the Transaction..........................  14
Method of Carrying Out Transaction.........................  14
Conditions Precedent to Closing............................  14
Expenses of the Transaction................................  15
Tax Considerations.........................................  15
Description of Shares of Franklin Money....................  15
Capitalization............. ...............................  16
Comparison of Investment Policies and Risks................  17
Franklin Money and Templeton Money.........................  17
Investment Policies........................................  17
Investment Restrictions....................................  18
Risk Factors...............................................  20
Information about Franklin Money...........................  21
Information about the Trust................................  21
Voting Information and Principal Stockholders..............  21
Transfer Agent and Custodian...............................  21
Exhibit A - Agreement and Plan of Complete
Liquidation.........................................   Attached
Exhibit B - Franklin Money Fund Prospectus dated
November 1, 1996....................................   Attached
Exhibit C - Franklin Money Fund Annual Report.......   Attached




                     COMBINED PROXY STATEMENT AND PROSPECTUS

                            Dated [November 15, 1996]
                        Acquisition of the Assets of the
                         Templeton Money Fund series of
                             TEMPLETON INCOME TRUST

                        By and in exchange for shares of
                               FRANKLIN MONEY FUND
      This Prospectus/Proxy Statement is being furnished to you in connection with the solicitation of proxies by the Board of Trustees of Templeton Income Trust (the "Trust"). The Trust is a series investment company with two series of shares of beneficial interest outstanding. Each series represents an interest in a separate investment portfolio, designated as Templeton Global Bond Fund and Templeton Money Fund ("Templeton Money" or the "Selling Portfolio"). The transaction described herein relates solely to Templeton Money.

      Proxies solicited will be voted at a Special Meeting of Shareholders to approve or disapprove an Agreement and Plan of Complete Liquidation (the "Agreement and Plan"). The Agreement and Plan provides for the acquisition of substantially all of the assets of Templeton Money by and in exchange for shares of a mutual fund in the Franklin Templeton Group, Franklin Money Fund ("Franklin Money" or the "Acquiring Fund"), which is administered by Franklin Advisers, Inc. ("Advisers"), and which has investment objectives and policies which correspond to those of Templeton Money. Franklin Money, in turn, invests all of its assets in The Money Market Portfolio (the "Portfolio"), a separate series of shares of The Money Market Portfolios ("Money Market"), an open-end, diversified management investment company. The Portfolio has the same objectives, policies and restrictions as Franklin Money and is managed by Advisers.

      Following such transfer, shares of Franklin Money will be distributed to shareholders of Templeton Money in complete liquidation of Templeton Money and individual shareholders will receive that number of shares of Franklin Money having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of Templeton Money.

      Franklin Money is a no-load, open-end, diversified management investment company, with principal offices located at 777 Mariners Island Boulevard, San Mateo, California 94404. Advisers and Templeton Global Bond Managers, a division of Templeton Investment Counsel, Inc. ("Templeton"), adviser to Templeton Money, are respectively direct and indirect wholly owned subsidiaries of Franklin Resources, Inc. Franklin Money has substantially the same investment objectives as Templeton Money, namely current income, stability of principal and liquidity. Franklin Money and Templeton Money each seeks to maintain a stable net asset value of $1.00, although there can be no assurance that either fund will be able to do so. Investments in Franklin Money and Templeton Money are neither insured nor guaranteed by the U.S.
Government.

      Shares of Franklin Money are not deposits or obligations of, or guaranteed or endorsed by, any bank; further, such shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. Shares of Franklin Money involve investment risks including the possible loss of principal.

      The Trust will request broker-dealer firms, custodians, nominees and fiduciaries to forward proxy material to the beneficial owners of the shares owned of record by such persons. Templeton Money may reimburse such broker-dealer firms, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection with such proxy solicitation. In addition to solicitations by mail, some of the officers and employees of the Trust and Templeton, without extra remuneration, may conduct additional solicitations by telephone, telegraph and personal interviews. The Trust has engaged [______] to solicit proxies from brokers, banks, other institutional holders and individual shareholders for an approximate fee, including out-of-pocket expenses, ranging between [$________] and [$________].

      This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about Franklin Money that a prospective investor should know before investing. This Prospectus/Proxy Statement is accompanied by the prospectus of Franklin Money dated [November 1, 1996], which is incorporated by reference into this Prospectus/Proxy Statement and attached hereto as Exhibit B. A Statement of Additional Information dated [November 15, 1996], relating to this Prospectus/Proxy Statement, the transactions described herein and the parties thereto, has been filed with the Securities and Exchange Commission and is incorporated by reference into this Prospectus/Proxy Statement. A copy of that Statement may be obtained without charge by writing to the address noted above or by calling 1-800-292-9293. A Prospectus for Templeton Money and a Statement of Additional Information for the Trust, each dated January 1, 1996, as well as an Annual Report for Templeton Money as of August 31, 1996 are also on file with the Securities and Exchange Commission; each of these documents is incorporated by reference herein and is available without charge upon request to the Trust. This Prospectus/Proxy Statement will first be sent to shareholders on or about [November 15, 1996].

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST OR FRANKLIN MONEY.


                                     SUMMARY

      This summary of certain information contained in this Prospectus/Proxy Statement is qualified by reference to the more complete information contained elsewhere in this Prospectus/Proxy Statement, the Prospectus of Franklin Money and the Agreement and Plan of Complete Liquidation (the "Agreement and Plan") attached to this Prospectus/Proxy Statement as Exhibit A.

      PROPOSED TRANSACTION. At a meeting held on October 19, 1996, the Board of Trustees of the Trust, including a majority of the trustees ("Independent Trustees") who are not "interested persons" of the Trust as defined in the Investment Company Act of 1940, as amended (the "1940 Act", approved the Agreement and Plan providing for the transfer of substantially all of the assets of Templeton Money to Franklin Money, in exchange for shares issued by Franklin Money and the distribution of such Franklin Money shares received, in complete liquidation of Templeton Money. (The proposed transaction is referred to in this Prospectus/Proxy Statement as the "Transaction." The value of shares issued by Franklin Money in connection with the Transaction will equal the value of the assets of Templeton Money.

      Pursuant to the Agreement and Plan, shares issued by Franklin Money to Templeton Money will be distributed to the shareholders of Templeton Money in complete liquidation of Templeton Money. As a result, shareholders of Templeton Money will cease to be shareholders of such fund and will instead be the owners of that number of full and fractional shares of Franklin Money having an aggregate net asset value equal to the aggregate net asset value of the shares of Templeton Money on the Closing Date of the Transaction.

      For the reasons set forth below under "Reasons for the Transaction," the Board of Trustees of the Trust, including all of the Independent Trustees present at the meeting at which the Transaction was approved, has concluded that the Transaction is in the best interests of the shareholders of Templeton Money and, therefore, recommends approval of the Agreement and Plan. The Board of Trustees of the Trust and the Board of Directors of Franklin Money, respectively, also concluded that no dilution would result to the shareholders of Templeton Money or Franklin Money, respectively, as a result of the Transaction.

      VOTING INFORMATION. The affirmative vote of the holders of a majority of the outstanding shares of Templeton Money on the Record Date is necessary to approve the Agreement and Plan. Under relevant state law and the Trust's trust documents, abstentions and broker non-votes will be included for purposes of determining whether a quorum is present at the Special Meeting, but will be treated as votes not cast and, therefore, will not be counted for purposes of determining whether the matter to be voted upon at the Special Meeting has been approved.

      Each shareholder will be entitled to one vote for each share of Templeton Money held on the Record Date. If you give no voting instructions on your proxy, your shares will be voted in favor of the Agreement and Plan.

      Shareholders of record of Templeton Money at the close of business on October 25, 1996 (the "Record Date") will be entitled to vote at the Special Meeting. On the Record Date, there were [_____________] outstanding shares of Templeton Money. If any other matter comes properly before the Special Meeting, your shares will be voted in accordance with the recommendation of the Trust's Board of Trustees. You may, however, revoke your proxy by executing another proxy, by giving written notice of such revocation to the Trust or by attending the meeting and voting by ballot at the meeting.

      TAX CONSEQUENCES. In the opinion of Stradley, Ronon, Stevens & Young, LLP, counsel to Franklin Money, based on certain assumptions and representations received from the Trust and Franklin Money, the Transaction will not result in the recognition of income, gain or loss for Federal income tax purposes to the Trust, Franklin Money or to the holders of the shares of Templeton Money. For further information about the tax consequences of the Transaction, see "Information About the Transaction-Tax Considerations."

      INVESTMENT OBJECTIVES AND POLICIES. The investment objective of Franklin Money is to obtain as high a level of current income (in the context of the type of investments available to the fund) as is consistent with capital preservation and liquidity. Franklin Money pursues its investment objective by investing all of its assets in the Portfolio, which has the same investment objectives, and substantially similar policies and restrictions as Franklin Money. The Portfolio is a separate diversified series of Money Market, an open-end management investment company managed by Advisers. Shares of the Portfolio are acquired by Franklin Money at net asset value with no sales charge. Accordingly, an investment in Franklin Money is an indirect investment in the Portfolio.

      The Portfolio operates in accordance with the requirements of Rule 2a-7 under the 1940 Act. The Portfolio limits its investments to those U.S. dollar denominated instruments which the Board of Trustees of Money Market determines present minimal credit risks and which are, as required by the federal securities laws, rated in one of the two highest rating categories as determined by nationally recognized statistical rating organizations, or which are unrated and of comparable quality, with remaining maturities of 397 calendar days or less. The Portfolio also maintains a dollar weighted average maturity of the securities in its portfolio of 90 days or less. There is no assurance that it will be able to maintain a stable net asset value of $1.00 per share. An investment in Franklin Money or the Portfolio is neither guaranteed nor insured by the U.S. Government.

      The investment objective of Templeton Money is current income, stability of principal and liquidity, which it seeks to achieve by investing in high-grade "money market" instruments with maturities not exceeding 397 days, consisting primarily of short-term U.S. Government securities, certificates of deposit, time deposits, bankers' acceptances, commercial paper and repurchase agreements with banks or broker-dealers with respect to these securities. Templeton Money operates in accordance with the requirements of Rule 2a-7 under the 1940 Act. Accordingly, all securities purchased by Templeton Money must be rated in one of the two highest rating categories for debt obligations by at least two nationally recognized statistical rating organizations (or one rating organization if the instrument was rated by only one such organization, subject to ratification of the investment by the Board of Trustees). If a security is unrated, it must be of comparable quality as determined in accordance with procedures established by the Board of Trustees, including approval or ratification of the security by the Board except in the case of U.S. Government securities. An investment in Templeton Money (like Franklin Money) is neither insured nor guaranteed by the U.S. Government. While Templeton Money (like Franklin Money) seeks to maintain a stable net asset value of $1.00 per share, there can be no assurance that it will be able to do so.

      MANAGEMENT OF FRANKLIN MONEY. The management of the business and affairs of Franklin Money is the responsibility of its Board of Directors. Franklin Money was incorporated under the laws of the State of California on November 7,1975. The management of the business and affairs of Money Market, which is a Delaware Business Trust established on July 10,1992, is the responsibility of its Board of Trustees.

      Franklin Money is administered by Advisers, whose address is 777 Mariners Island Boulevard, San Mateo, California 94404. Advisers is a wholly-owned subsidiary of Franklin Resources, Inc. ("Resources"), a publicly owned holding company, the principal shareholders of which are Charles B. Johnson and Rupert
H. Johnson, Jr., who own approximately 16% and 10%, respectively, of Resources' outstanding shares. Through its subsidiaries, Resources is engaged in various aspects of the financial services industry. Advisers acts as investment manager to 36 U.S. registered investment companies (116 separate series) with aggregate assets of over [$____] billion. Because Franklin Money invests all of its assets in the Portfolio, it has no investment manager. The investments of the Portfolio, however, are managed by Advisers.

      FEES AND EXPENSES. Pursuant to an administration agreement which became effective on July 29, 1994, Franklin Money is obligated to pay Advisers a daily fee (payable at the request of Advisers) computed at the annual rate of 91/200 of 1% for the first $100 million of its average daily net assets; plus 33/100 of 1% of its net assets over $100 million up to and including $250 million; and 7/25 of 1% of its net assets over $250 million. In addition, the Portfolio pays Advisers a fee equal to an annual rate of 15/100 of 1% of its average daily net assets for the supervision and implementation of the Portfolio's investment activities and the provision of certain administrative services and facilities. Franklin Money shareholders will bear a portion of the Portfolio's operating expenses, including fees paid to Advisers, to the extent that Franklin Money, as a shareholder of the Portfolio, bears such expenses.

      In connection with the participation of Franklin Money as a feeder fund in a master/feeder structure, Advisers has agreed, without limitation with respect to any time period, to limit its administration and management fees in order to ensure that the total aggregate operating expenses of Franklin Money and the Portfolio, which are in effect borne by a shareholder of Franklin Money, are not higher than if Franklin Money did not operate as a feeder fund. This action by Advisers to limit its administrative and management fees may be terminated by Advisers at any time. The contractual management fees which would have been incurred by the Portfolio absent a fee reduction by Advisers for the Portfolio's fiscal year ended June 30,1996 was $2,162,519. The management fees actually paid by the Portfolio to Advisers for the Portfolio's fiscal year ended was June 30, 1996 $2,034,014.

      Franklin Money also receives shareholder accounting and other clerical services from Franklin/Templeton Investor Services, Inc. ("Investor Services" or "Shareholder Services Agent") in its capacity as transfer agent and dividend disbursing agent. Investor Services is a wholly owned subsidiary of Resources and is located at the same address as Advisers.

      The operating expense ratio for Franklin Money for the year ended June 30, 1996 (after reduction of management fees by Advisers), was .75%.

      Templeton Money is obligated to pay Templeton a monthly fee equal on an annual basis to 0.35% of its average daily net assets, reduced to 0.30% of such net assets in excess of $200,000,000 and further reduced to 0.25% of such net assets in excess of $1,300,000,000. For the fiscal year ended August 31, 1996, the management fees which accrued to Templeton were $533,128 (0.[__]% of average net assets). The ratio of operating expenses to average net assets for Templeton Money during the fiscal year ended August 31, 1996 was 1.10%.

      Templeton Money pays Templeton Global Investors, Inc., its business manager, monthly the fund's allocated share of an administrative fee of 0.15% per annum on the first $200 million of the Trust's aggregate average daily net assets, 0.135% of the next $500 million, 0.10% of the next $500 million and 0.075% per annum of such average net assets in excess of $1.2 billion. For the year ended August 31, 1996, Templeton Global Investors, Inc. received fees of $217,045 from Templeton Money.

      Templeton Money pays Franklin Templeton Investor Services, Inc., its transfer agent, a fee of $23.48 per annum per shareholder account, adjusted each year for changes in the Department of Labor Consumer Price Index. For the year ended August 31, 1996, Franklin Templeton Investor Services, Inc.
received fees of $478,500 from Templeton Money.

                          PRO FORMA FEE TABLES FOR
                     FRANKLIN MONEY AND TEMPLETON MONEY
                                 (UNAUDITED)

                                                 ACTUAL            Pro Forma
                                         FRANKLIN    TEMPLETON     AFTER
                                         MONEY1      MONEY2        TRANSACTION
                                    (fiscal year    (fiscal year
                                    ended 6/30/96)  ended 8/31/96)
SHAREHOLDER TRANSACTION EXPENSES
   Exchange Fee3                     $5.00           $5.00          $5.00
ANNUAL FUND OPERATING EXPENSES
   (as percentage of average
   net assets):
Management Fees (after fee           0.14%           0.15%           0.--%
   waivers)......................
Administration Fees (after fee       0.30%           None            0.--%
   waivers)......................
12b-1 Fees....................       None            0.15%           None
Other Expenses................       0.31%           0.76%           --%
---------------------------------
Total Operating Expenses......       0.75%           0.96%           --%

1 DUE TO ITS PARTICIPATION IN THE MASTER FEEDER STRUCTURE, FRANKLIN MONEY'S OPERATING EXPENSES INCLUDE MANAGEMENT FEES PAID BY THE PORTFOLIO AND ADMINISTRATION FEES PAID BY FRANKLIN MONEY. THE PORTFOLIO'S INVESTMENT MANAGER AND FRANKLIN MONEY'S ADMINISTRATOR HAVE AGREED TO WAIVE A PORTION OF THE MANAGEMENT AND ADMINISTRATION FEES AND MAKE CERTAIN PAYMENTS TO REDUCE EXPENSES OF FRANKLIN MONEY AND THE PORTFOLIO TO ENSURE TOTAL AGGREGATE EXPENSES OF FRANKLIN MONEY AND THE PORTFOLIO ARE NOT HIGHER THAN IF FRANKLIN MONEY WERE NOT TO INVEST ALL OF ITS ASSETS IN THE PORTFOLIO. ABSENT ANY WAIVER OR EXPENSE REDUCTION, MANAGEMENT AND ADMINISTRATIVE FEES WOULD HAVE REPRESENTED 0.15% AND 0.30%, RESPECTIVELY, AND TOTAL OPERATING EXPENSES WOULD HAVE REPRESENTED 0.76% OF THE AVERAGE NET ASSETS OF FRANKLIN MONEY.

2 TEMPLETON MONEY'S INVESTMENT MANAGER HAS VOLUNTARILY AGREED TO TEMPORARILY REDUCE ITS INVESTMENT MANAGEMENT FEES BY 0.20%. IF THIS POLICY WERE NOT IN EFFECT, TEMPLETON MONEY'S MANAGEMENT FEE WOULD BE 0.35% AND ITS TOTAL OPERATING EXPENSES WOULD BE 1.10%.

3 THE EXCHANGE FEE FOR FRANKLIN MONEY IS ONLY IMPOSED ON TIMING ACCOUNTS AS DEFINED UNDER "EXCHANGE PRIVILEGE" IN FRANKLIN MONEY'S PROSPECTUS. ALL OTHER EXCHANGES ARE PROCESSED WITHOUT A FEE.


EXAMPLE:

      Based on the level of total operating expenses listed above (after waivers or reimbursements), an investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return and redemption at the end of each time period:
                                 1 YEAR      3 YEARS     5 YEARS    10 YEARS
                                 ------      -------     -------    --------
Franklin Money                     $8         $24         $42         $94

Templeton Money                    $8         $24         $42         $94

Estimated Expenses for             $-         $-          $-          $-
Franklin Money
(after proposed transaction)

            The foregoing tables are designed to assist the investor in understanding the various costs and expenses that a shareholder will bear directly or indirectly. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

      PURCHASE PRICE, REDEMPTION Price, DIVIDENDS and DISTRIBUTIONS. Shares of both Franklin Money and Templeton Money are sold on a continuous basis at the net asset value, without a sales charge. Templeton Money has a plan of distribution or "12b-1 Plan" under which it may reimburse Franklin Templeton Distributors, Inc. ("FTD") for FTD's costs and expenses for activities primarily intended to result in the sale of fund shares. Expenditures by Templeton Money under the plan may not exceed 0.15% annually of the fund's average daily net assets. Under the plan, costs and expenses not reimbursed in any one given month (including costs and expenses not reimbursed because they exceeded the limit of 0.15% per annum of the fund's average daily net assets) may be reimbursed in subsequent months or years, subject to applicable law. In connection with the Transaction, any unreimbursed expenses existing at the time of the Transaction will be waived by FTD.

      Franklin Money requires a minimum initial investment of $500 and subsequent investments of at least $25. The minimums may be waived when the shares are purchased through plans established by Franklin providing for regular periodic investment. Templeton Money requires a minimum initial investment of $500 and a $25 minimum for subsequent investments.

      Shares of both Franklin Money and Templeton Money may be redeemed at their respective net asset value per share, although redemptions in excess of $250,000 or 1% of net assets in any 90-day period may be subject to certain conditions. Shares of both Franklin Money and Templeton Money may be exchanged for shares of other members of the Franklin Templeton Group subject to certain limitations, as provided in the prospectuses of the respective Franklin Templeton Funds.

      Franklin Money and Templeton Money each have policies of distributing substantially all of their net investment income and net capital gains to their respective shareholders.

      Franklin Money declares dividends for each day that the fund's net asset value is calculated, payable to shareholders of record as of the close of business the preceding day. The amount of dividends may fluctuate from day to day and dividends may be omitted on some days, depending on changes in the factors that comprise the fund's net investment income. The fund does not pay "interest" to its shareholders, nor is any amount of dividends or return guaranteed in any way. Franklin Money dividends are automatically reinvested daily in the form of additional shares of the fund at the net asset value per share at the close of business each day, unless the shareholder has requested dividend payments in cash, which are paid monthly. The daily dividend includes accrued interest and any original issue and market discount, plus or minus any gain or loss on the sale of portfolio securities and changes in unrealized appreciation or depreciation in portfolio securities (to the extent required to maintain a stable net asset value per share), less amortization of any premiums paid on the purchase of portfolio securities and the estimated expenses of the Fund. Templeton Money declares dividends daily, including weekends and holidays, immediately prior to the determination of net asset value, which are paid to shareholders monthly. Dividends are declared and reinvested starting on the day after (whether or not a business day) the fund's shares are issued and including the day on which the fund's shares are redeemed. Such dividends include net investment income (consisting of interest accrued or discount earned less amortization of premium and estimated expenses) and net realized gains. Income dividends paid by Templeton Money are automatically reinvested on the payable date in whole or fractional shares of the fund at net asset value as of the ex-dividend date, unless the shareholder previously requested payment in cash.

      RISK FACTORS. Because of the similarities of the investment objectives and policies of Franklin Money (and consequently the Portfolio) and Templeton Money, the investment risks associated with an investment in Franklin Money are generally the same as those of Templeton Money. There are, however, some distinctions in the investment program of each of the Portfolio and Templeton Money. These are summarized below. See "Comparison of Investment Policies-Risk Factors" below and the accompanying prospectus of Franklin Money.

      The Portfolio and Templeton Money have very similar investment policies and restrictions. Both the Portfolio and Templeton Money invest primarily in high quality, short-term money market instruments. Both of the funds pursue their investment objectives by investing primarily in: U.S. government securities; bank obligations, such as certificates of deposit, time deposits, bankers' acceptances, Eurodollar obligations (dollar-denominated obligations of foreign banks) and Yankee obligations (dollar-denominated obligations of domestic branches of foreign banks); commercial paper; and repurchase agreements. Each fund is permitted to lend its portfolio securities subject to restrictions described in their respective prospectuses. The Portfolio may invest in short-term, high quality corporate obligations such as floating or variable rate bonds, debentures or notes. Templeton Money does not have a policy of investing in such instruments. Templeton Money, however, has adopted restrictions against: borrowing money; pledging, mortgaging or hypothecating its assets for any purpose; investing more than 15% of its total assets in securities of foreign companies that are not listed on a recognized United States or foreign securities exchange, including no more than 5% of its total assets in restricted securities and no more than 10% of its total assets in restricted securities and other securities which are not readily marketable. The Portfolio's policies differ to the extent. that while the Portfolio may not generally borrow or mortgage or pledge its assets, it may borrow money from banks for temporary or emergency purposes only and pledge its assets for such loans in amounts up to 5% of the value of the Portfolio's total assets. Further, the Portfolio may not purchase securities in private placements or in other transactions for which there are legal or contractual restrictions on resale and which are not readily marketable, or enter into a repurchase agreement with more than seven days to maturity if, as a result, more than 10% of the total assets of the Portfolio would be invested in such securities or repurchase agreements. Although Templeton Money does not actively invest in or have any present intention to invest in warrants, it has also adopted a restriction against investing more than 5% of its net assets in any types of warrants whether or not listed on the New York or American Stock Exchanges, and more than 2% of its net assets in warrants that are not listed on those exchanges. Franklin Money may not purchase warrants.

      The Eurodollar and Yankee obligations in which each of Templeton Money and Franklin Money invest involve risks. Such investment risks may include future political and economic developments, the possible imposition of withholding taxes on interest income payable on the Eurodollar and Yankee obligations held by the respective fund, possible seizure or nationalization and the possible establishment of exchange controls or the adoption of other foreign government laws and restrictions applicable to Eurodollar and Yankee obligations, which might adversely affect the payment of principal and interest.

      SPECIAL INFORMATION REGARDING FRANKLIN MONEY'S MASTER/FEEDER FUND STRUCTURE. An investment in Franklin Money may be subject to certain risks due to the fund's structure as a feeder fund, such as the potential that, upon redemption by other shareholders of the Portfolio, Franklin Money's expenses may increase or the economies of scale which have been achieved as a result of the structure may be diminished. Institutional investors in the Portfolio that have a greater pro rata ownership interest in the Portfolio than Franklin Money could have effective voting control over the operation of the Portfolio. Further, in the event that the shareholders of Franklin Money do not approve any future change in the fund's objectives and fundamental policies in order to conform Franklin Money's objectives or policies to those already approved for the Portfolio, Franklin Money may be forced to withdraw its investments from the Portfolio and seek another investment company with substantially similar objectives and policies.

      Franklin Money may withdraw its investment in the Portfolio at any time if the Board of Directors of Franklin Money considers that it is in the best interests of the fund to do so. Upon any such withdrawal, the Board of Directors of Franklin Money would consider what action to take, including the investment of all the assets of the fund in another pooled investment entity having substantially similar investment objectives and policies as Franklin Money or the hiring of an investment adviser to manage Franklin Money's investments. Such circumstances may cause an increase in fund expenses.

      The Franklin Group of Funds(R) has two other funds which may invest in the Portfolio and which were designed for institutional investors only. It is possible that in the future other funds may be created which may likewise invest in the Portfolio or existing funds may be restructured so that they may invest in the Portfolio. If and when that happens, Franklin Money or Advisers will forward to any interested shareholders additional information, including a prospectus and Statement of Additional Information, if requested, regarding such other funds through which they may make investments in the Portfolio. Any such fund may be offered at the same or a different public offering price and with different fee structures; thus, an investor in such fund may experience a different return from an investment in another investment company which invests exclusively in the Portfolio. currently anticipated that, following the Transaction, Franklin Money will have an approximate [____%] interest in the Portfolio.

      In light of the fact that all of Franklin Money's directors are also trustees of Money Market, the Board of Directors of Franklin Money and the Board of Trustees of Money Market have adopted Conflict of Interest Procedures, which are designed to protect shareholders of Franklin Money. Such procedures require the independent members of the Board of Directors/Trustees to review, no less frequently than annually, the master/feeder structure to ensure that conflicts of interest do not arise between the master fund and the feeder fund and to report to the full Board after their review. Such potential conflicts include: the creation of additional feeder funds with different fee structures; the need to ensure that fee waiver commitments are fulfilled; proposals to revise fee waiver commitments; the creation of additional feeder funds which could have controlling voting interests in pass-through voting which could affect investment and other policies; proposals to increase fees at the master fund level; and consideration of changes in fundamental policies at the master fund level which may or may not be acceptable to the fund.

      In the event that the independent directors or trustees perceive that there may be a potential conflict, the procedures require the independent members of the Board to request a written analysis from management describing whether such an apparent potential conflict of interest will impede the operation of any constituent feeder fund and its shareholders. Upon receipt of the written analysis, the independent members of the Board must then review it, deliberate and present their conclusion to the full Board. If the independent Board members determine that no actual potential conflict exists, they will recommend that no further action be taken. If they determine that the analysis is inconclusive, they may submit the matter to and be guided by the judgment of an independent legal counsel issued in a written opinion. If the independent directors determine that a potential conflict exists, they may take one or more of the following actions: suggest a course of action designed to eliminate the potential conflict; if appropriate, request that the full Board submit the conflict to shareholders for resolution; recommend to the full Board that the fund no longer invest in the master fund and propose either a search for a new master fund in which to invest or the hiring of an investment manager to manage the fund's assets; recommend to the full Board that a new group of directors or trustees be recommended to shareholders for approval; or take other appropriate action.

                           REASONS FOR THE TRANSACTION

      The Transaction has been recommended by the Board of Trustees of the Trust on behalf of Templeton Money as a means of combining the fund with a larger fund which should be better able to diversify its investments and to obtain certain economies of scale with attendant savings in costs for the fund and its shareholders over the long term.

      Because of the relatively small size of Templeton Money, and concerns regarding its ability to operate cost competitively on a stand alone basis, Templeton recommended to the Trustees the sale of the assets of Templeton Money to a larger fund which has similar investment objectives and policies, subject to the approval of the Board of Trustees and approval of the fund's shareholders.

      The Agreement and Plan was originally presented to the Trust's Board of Trustees at meetings held on October 16, 1993, December 6, 1993 and February 25, 1994. The Board of Trustees approved the Transaction at that time, but management of each fund later recommended postponement of the Transaction to allow time to resolve certain operational and record-keeping differences between the Funds. The Agreement and Plan was again presented to the Trustees on October [______________], 1996. The Trust's Board of Trustees reviewed the potential benefits to be gained by shareholders of Templeton Money as well as any additional costs to be borne by it. In determining whether to recommend approval of the Transaction to shareholders, the Board of Trustees considered, among other factors: the expense ratio of Franklin Money as well as similar funds; the comparative investment performance of Franklin Money with the performance of similar funds; the compatibility of the investment objectives, policies, restrictions and portfolios of Franklin Money with Templeton Money; the tax consequences of the Transaction; and the significant experience Franklin Advisers has as the manager of more than $2.9 billion in assets in money market mutual funds.

      During the course of its deliberations, the Trust's Board of Trustees also considered the fact that the expenses of the Transaction will be shared equally by Templeton, Advisers. Franklin Money, and Templeton Money. Templeton and Advisers have also represented that should the total costs attributable to the Transaction result in Franklin Money or Templeton Money paying a disproportionate amount in relation to the benefits received, Templeton and Advisers will pay such excess amount.

      In reaching the decision to recommend that shareholders of Templeton Money vote to approve the Transaction, the Board of Trustees concluded that the Transaction is in the best interests of the shareholders of Templeton Money and that no dilution would result to the shareholders of Templeton Money from the Transaction. The Board's conclusion was based on a number of factors, including that the Transaction would permit shareholders to pursue their investment goals in a fund. A larger fund should have enhanced ability to effect portfolio transactions on more favorable terms and should have greater investment flexibility. Higher aggregate net assets also should enable shareholders to obtain the benefits of economies of scale, permitting the reduction or elimination of certain duplicate costs and expenses which may result in lower overall expense ratios through the spreading of both fixed and variable costs of fund operations over a larger asset base. As a general rule, economies can be expected to be realized primarily with respect to fixed expenses. However, expenses that are based on the value of assets or the number of shareholder accounts, such as custody and transfer agent fees, would be largely unaffected by the Transaction. The Board of Directors of Franklin Money. also determined that the Transaction was in the best interests of its shareholders and that no dilution would result to such shareholders.

      FOR THE REASONS DISCUSSED ABOVE, THE BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE FOR THE AGREEMENT AND PLAN. If the Agreement and Plan is not approved, the Board of Trustees will consider other possible courses of action with respect to Templeton Money, including dissolution and liquidation.

INFORMATION ABOUT THE TRANSACTION

      The following summary of the Agreement and Plan does not purport to be complete, and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Agreement and Plan, a copy of which is attached hereto as Exhibit A.

      METHOD OF CARRYING OUT THE TRANSACTION. If the shareholders of the Selling Portfolio approve the Agreement and Plan relating to the Selling Portfolio, the reorganization of such Portfolio will be consummated promptly after the various conditions to the obligations of each of the parties are satisfied. (See "Conditions Precedent to Closing.") Consummation of the Transaction (the "Closing Date") will be on December 31, 1996, or such other date as is agreed to by Franklin Money and the Trust on behalf of Templeton Money, provided that the Agreement and Plan may be terminated by either party if the Closing Date does not occur on or before January 31, 1997.

      On the Closing Date, the Selling Portfolio will deliver substantially all of its assets in exchange for shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of assets so delivered as of 3:00 P.M. Pacific time on the Closing Date. In the event that the shareholders of Templeton Money do not approve the Agreement and Plan, the assets of Templeton Money will not be delivered on the Closing Date and the obligations of the Trust under the Agreement and Plan relating to Templeton Money shall not be effective. The stock transfer books of the Trust with respect to Templeton Money, assuming the shareholders have approved the Plan, will be permanently closed as of 1:00 P.M. Pacific time on the Closing Date and only requests for redemption of shares of Templeton Money received in proper form prior to 1:00 P.M. on the Closing Date will be accepted by the Trust. Redemption requests relating to Templeton Money received by the Trust thereafter shall be deemed to be redemption requests for shares of the Acquiring Fund to be distributed to the former shareholders of Templeton Money.

      Templeton Money will receive, upon consummation of the Transaction, shares of the Acquiring Fund. The number of shares shall be equal to the dollar value of the assets delivered to Franklin Money

      Since the relative asset values of Templeton Money and Franklin Money have not yet been ascertained for the purposes of the Closing, it is not possible to determine the exact exchange ratio until the Closing Date. Fluctuations and relative performances of Templeton Money and Franklin Money, among other matters, will affect this ratio although it is expected that Franklin Money and Templeton Money will continue to maintain a net asset value of $1.00 per share. In such event, a shareholder of Templeton Money will receive one (1) share of Franklin Money for each share of Templeton Money held.

      CONDITIONS PRECEDENT TO CLOSING. The obligation of the Trust to deliver the assets of the Selling Portfolio to the Acquiring Fund pursuant to the Agreement and Plan is subject to the satisfaction of certain conditions precedent, including performance by the Acquiring Fund, in all material respects, of its agreements and undertakings under the Plan, the receipt of certain documents from the Acquiring Fund, the receipt of an opinion of counsel to the Acquiring Fund, and requisite approval of the Agreement and Plan by the shareholders of the Selling Portfolio, as described above. The obligations of the Acquiring Fund to consummate the Transaction is subject to the satisfaction of certain conditions precedent, including the performance by the Trust of its agreements and undertakings under the Agreement and Plan, the receipt of certain documents and financial statements from the Trust, and the receipt of an opinion of counsel to the Trust.

      EXPENSES OF THE Transaction. The expenses relating to the Transaction will be borne as follows. Templeton, Advisers, Franklin Money and Templeton Money will each pay one-fourth of the expenses incurred in connection with entering into and consummating the transaction contemplated by the Agreement and Plan. To the extent that it should be determined following the consummation of the transaction that the Acquiring or the Selling Portfolio has paid a disproportionate amount of expenses in relation to the benefits received, Templeton and Advisers have agreed to pay such disproportionate amount.

      TAX CONSIDERATIONS. It is anticipated that the Transaction contemplated by the Agreement and Plan will be tax free for federal income tax purposes. Consummation of the Transaction is subject to receipt of an opinion from Stradley, Ronon, Stevens & Young, LLP, counsel to Franklin Money, based on certain assumptions and representations received from the Trust and Franklin Money, that under the Internal Revenue Code of 1986, as amended, the exchange of assets of Templeton Money for the shares of Franklin Money, and the transfer of such shares to the Templeton Money shareholders will not result in the recognition of income, gain or loss for Federal income tax purposes by the Trust, Franklin Money or by the shareholders of Templeton Money. A shareholder's adjusted basis for tax purposes in the shares of Franklin Money after the Transaction will be the same as the person's adjusted basis for tax purposes in the shares of Franklin Money immediately before the Transaction.

      Shareholders of Templeton Money should consult their tax advisors regarding the effect, if any, of the Transaction in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Transaction, shareholders of Templeton Money should also consult their tax advisers as to state and local tax consequences, if any, of the Transaction.

      DESCRIPTION OF SHARES OF FRANKLIN MONEY. Shares of Franklin Money will be issued to shareholders of Templeton Money in accordance with the procedures under the Agreement and Plan as described above. Each share will be fully paid and nonassessable when issued with no personal liability attaching to the ownership thereof, will have no preemptive or conversion rights and will be transferable upon the books of Franklin Money. In accordance with Franklin Money's normal procedures as specified in its prospectus, Franklin Money will not issue certificates for shares of its capital stock to former shareholders of Templeton Money. Ownership of Franklin Money shares by former shareholders of Templeton Money will be recorded electronically and Franklin Money will issue a confirmation to such shareholders relating to those shares acquired as a result of the Transaction. No redemption or repurchase of any shares of Franklin Money issued to former shareholders of Templeton Money whose shares are represented by unsurrendered share certificates shall be permitted until such certificates have been surrendered for cancellation.

      As shareholders of Franklin Money, former shareholders of Templeton Money will have substantially similar voting rights and rights upon dissolution with respect to Franklin Money as they currently have with respect to Templeton Money. Shares of Franklin Money have cumulative voting rights, under California law, which means that in all elections of directors, each shareholder has the right to cast a number of votes equal to his number of shares multiplied by the number of directors to be elected at such election, and each shareholder may cast the whole number of votes for one candidate or distribute such votes among two or more candidates. Templeton Money shares, however, do not carry cumulative voting rights, which means that, in all elections of trustees, the holders of more than 50% of the shares voting can elect 100% of the trustees, if they choose to do so and in such event, the holders of the remaining shares voting will not be able to elect any person or persons to the Board of Trustees.

      It is the position of the Division of Investment Management of the U.S. Securities and Exchange Commission that shareholders of Templeton Money will not be entitled to any "dissenters' rights" since the Transaction involves two open-end investment companies registered under the 1940 Act. Although no dissenters' rights may be available to shareholders of Templeton Money, shareholders have the right to redeem their shares at net asset value until the Closing Date, and thereafter such shareholders may redeem their Franklin Money shares at net asset value or exchange their Franklin Money shares into shares of certain other funds in the Franklin Templeton Group subject to the terms of the Prospectus of the fund being acquired.

      Like the Trust, Franklin Money does not routinely hold annual meetings of shareholders. The Trust is a multi-series investment company that currently issues shares representing interests in two series, and shareholders of each series currently vote in the aggregate with the shareholders of the other series on certain matters (for example, the election of trustees and ratification of independent accountants). Franklin Money is an investment company with authorized capital stock which consists of five billion shares of common stock with $0.10 per share par value. Franklin Money presently issues only one class of shares and, therefore, its shareholders do not vote in the aggregate with any other shareholder class.

      CAPITALIZATION. The following table sets forth, as of August 31, 1996, (i) the capitalization of Templeton Money, (ii) the capitalization of Franklin Money, (iii) the capitalization of the Portfolio, (iv) the pro forma combined capitalization of Franklin Money as adjusted to give effect to the Transaction and (v) the pro forma combined capitalization of the Portfolio as adjusted to give effect to the Transaction. The Portfolio currently sells its shares to two other registered investment companies which invest exclusively in the Portfolio. The capitalizations of Franklin Money and the Portfolio are likely to be different when the Transaction is consummated.


                Pro Forma of   Pro Forma   The         Templeton  Franklin Mon
                the Portfolio  Franklin    Portfolio   Money
                Combined       Money
                After          Combined
                Transaction    After
                Combined       Transaction
                After

Net Assets      [$___________] [$__________[$__________[$_________[$__________]

Net asset       $1.00          $1.00       $1.00       $1.00      $1.00
value per share

Shares          [____________] [___________[___________[__________[___________]
outstanding

      To the extent permitted by law, the Agreement and Plan may be amended without shareholder approval by mutual agreement in writing by the Trust and Franklin Money. The Agreement and Plan may be terminated and the Transaction abandoned at any time before or, to the extent permitted by law, after the approval of shareholders of Templeton Money by mutual consent of the parties to the Agreement and Plan.


                  COMPARISON OF INVESTMENT POLICIES AND RISKS

      FRANKLIN MONEY AND TEMPLETON Money. In seeking to achieve their respective investment objectives, Franklin Money and Templeton Money are guided by substantially similar policies and restrictions that should be considered by the shareholders of Templeton Money. Franklin Money seeks to achieve its objective by investing all of its assets in the Portfolio. Franklin Money and the Portfolio have substantially identical objectives, policies and restrictions, except that Franklin Money's policies and restrictions permit the pursuit of such policies through investment in another open-end management, investment company. The following discussion of the policies and restrictions relate to the Portfolio and Templeton Money since the Portfolio will be actively investing, whereas Franklin Money will not. Unless otherwise specified, the investment policies of each of Franklin Money, the Portfolio and Templeton Money may be changed without shareholder approval and the investment restrictions may not. Policies or restrictions stated as fundamental may not be changed without the approval of the lesser of (i) a majority of the outstanding shares, or (ii) 67% of the shares represented at a meeting of shareholders at which the holders of more than 50% of the outstanding shares are represented.

      INVESTMENT POLICIES. Franklin Money is a no-load, open-end, diversified management investment company registered under the 1940 Act. Templeton Money is a diversified series of the Trust, a multi-series investment company registered under the 1940 Act. Franklin Money calculates net asset value at 3:00 p.m. Pacific time each day that the New York Stock Exchange (the "Exchange") is open for business. Templeton Money calculates net asset value per share as of the close of trading (currently 4:00 p.m. Eastern time) on the Exchange on each day that it is open for business. Such net asset value per share is calculated by subtracting the aggregate of all liabilities from the gross value of all assets and dividing the result by the total number of shares outstanding. Franklin Money and Templeton Money each have a principal investment objective of current income, liquidity and preservation of capital. Templeton Money achieves its objective by investing in high quality money market instruments, consisting primarily of short-term U.S. Government securities, certificates of deposit, time deposits, bankers' acceptances, commercial paper and repurchase agreements and Franklin Money achieves its objectives by investing in the Portfolio which also invests in such securities. The investment objectives of Franklin Money, the Portfolio and Templeton Money are fundamental policies of the respective funds.

      The Portfolio and Templeton Money each seek to maintain a stable net asset value of $1.00 per share, respectively. Both of the funds use the amortized cost method of valuing their respective securities pursuant to Rule 2a-7 under the 1940 Act. Accordingly, both of the funds: maintain a dollar-weighted average portfolio maturity of 90 days or less; purchase instruments with remaining maturities of 397 days or less; and invest only in U.S. dollar denominated securities determined in accordance with procedures established by their respective Boards to present minimal credit risks and which are rated in one of the two highest rating categories for debt obligations as determined by nationally recognized statistical rating agencies, or which are unrated, but of comparable quality.

      Both the Portfolio and Templeton Money may invest in U.S. government securities, which are obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities. Certain of these obligations, including U.S. Treasury bills, notes and bonds, are issued or guaranteed by the U.S. government and supported by the full faith and credit of the U.S. government. Other U.S. government securities are issued or guaranteed by federal agencies or government-sponsored enterprises and are not direct obligations of the U.S. government, but involve sponsorship or guarantees by government agencies or enterprises.

      Both the Portfolio and Templeton Money invest in bank obligations consisting of certificates of deposit, bankers acceptances and time deposits. The Portfolio may not invest more than 10% of its assets in time deposits with maturities in excess of seven calendar days. The Portfolio also invests in instruments secured by bank obligations and letters of credit. Both of the funds also invest in dollar-denominated obligations of foreign branches of domestic banks ("Eurodollar obligations") and dollar-denominated obligations of domestic branches of foreign banks ("Yankee obligations"). With respect to the Portfolio, only up to 25% of its assets may be invested in obligations of foreign branches of U.S. or foreign banks.

      Both the Portfolio and Templeton Money may invest in commercial paper. Templeton Money limits its investments in commercial paper to obligations rated Prime-1 or Prime-2 by Moody's Investor's Service, Inc. ("Moody's") or A-1 or A-2 by Standard & Poor's Corporation ("S&P") or, if not rated by Moody's or S&P, issued by companies having an outstanding debt issue currently rated Aaa or Aa by Moody's or AAA or AA by S&P. With respect to Templeton Money, commercial paper must be issued by domestic corporations or foreign corporations affiliated with domestic issuers. The Portfolio may invest in commercial paper of domestic or foreign issuers which is considered by the fund to present minimal credit risks and which is rated within the two highest rating categories by nationally recognized statistical rating organizations or, if unrated, has been determined by Advisers to be of comparable quality, pursuant to procedures approved by the fund's Board of Trustees.

      The policies of both of the funds permit the funds to lend their portfolio securities. Templeton Money may lend portfolio securities with an aggregate market value of up to one-third of its total assets. The Portfolio may make loans of its portfolio securities in an amount up to 25% of the value of the fund's total assets (this policy is a fundamental policy).

      The Portfolio may also invest in corporate obligations consisting of floating or variable rate bonds, debentures or notes which are considered by the fund to present minimal credit risks and which are rated within the two highest rating categories by nationally recognized statistical rating organizations or. if unrated, have been determined by Advisers to be of comparable quality, pursuant to procedures approved by the fund's Board of Trustees. Such obligations must mature in 397 calendar days or less.
Templeton Money has no similar policy.

      The policies of both of the funds permit the funds to acquire a security and simultaneously enter into a repurchase agreement, wherein the seller agrees to repurchase the security at a specified time and price. The repurchase price is in excess of the purchase price by an amount which reflects an agreed-upon rate of return, which is not tied to the coupon rate on the underlying security.

      INVESTMENT RESTRICTIONS. The investment restrictions of the Franklin Money, Portfolio, and Templeton Money are similar. As a matter of fundamental policy, each of the funds will not: buy securities on margin or sell any securities short; make loans, except through the purchase of debt securities, the lending of portfolio securities or the purchase of securities with a simultaneous agreement by the seller to repurchase them; purchase or retain and, with respect to Franklin Money, purchase from or sell to the fund's officers and directors or certain affiliate securities of any company in which trustees or officers of the trust, or certain affiliates, individually own more than 1/2 of 1% of the securities of such company and in the aggregate own more than 5% of the securities of such company; invest in real estate (or, as to Templeton Money, mortgages on real estate), except certain securities secured by real estate or interests therein; invest in commodities, or oil, gas or other mineral exploration or development programs except that, as to these interests, Templeton Money may invest in publicly issued debentures or equity stock interests relating thereto; invest in any company for the purpose of exercising control or management; invest in other investment companies (except in connection with a merger, consolidation, acquisition or reorganization; in the case of Templeton Money, this exception applies to open-end investment companies only); as to securities with legal or contractual restrictions on resale, Templeton Money may invest up to 5% of its total assets in such securities and may invest up to 10% of its total assets in restricted securities and other securities (including repurchase agreements having more than seven days remaining to maturity) that are not readily marketable, while the Portfolio may not purchase securities in private placements or in other transactions, for which there are legal or contractual restrictions on resale and are not readily marketable, or enter into a repurchase agreement with more than seven days to maturity if, as a result, more than 10% of its total assets would be invested in such securities or repurchase agreements; invest more than 25% of its assets in securities of any industry (except with respect to Templeton Money, that fund may invest in obligations issued by domestic banks without regard to such limitation and with respect to the Portfolio, U.S. Government obligations are not considered to be part of any industry and further, the restriction does not apply where the Portfolio's policies state otherwise in its current prospectus); Templeton Money may not borrow money or pledge, mortgage or hypothecate its assets (for any purpose), the Portfolio may not borrow money or mortgage or pledge any of its assets, except that borrowings (and a pledge of assets therefor) for temporary or emergency purposes may be made from banks in any amount u to and not in excess of 5% of the total assets; invest more than 5% of its total assets in securities of issuers which have been in continuous operation less than three years (the Portfolio's policy in this regard is not fundamental); invest in puts, calls, straddles or spreads (except that with respect to the Portfolio, the fund may purchase, hold and dispose of "obligations with puts attached" or write covered call options in accordance with its stated investment policies).

      Templeton Money also has adopted restrictions against: issuing senior securities; participating on a joint or a joint and several basis in any trading account in securities; investing more than 15% of total assets in securities of foreign companies that are not listed on a recognized United States or foreign securities exchange and investing more than 5% of its net assets in warrants whether or not listed on the New York or American Stock Exchanges, and more than 2% of its net assets in warrants that are not listed on those exchanges (warrants acquired in units or attached to securities are not included in this restriction); and investing more than 5% of its total assets in the securities of any one issuer (exclusive of U.S. Government securities) or purchase more than 10% of any class of securities of any one company, including more than 10% of its outstanding voting securities.

      Franklin Money's investment restrictions are identical to those of the Portfolio with the exception that certain of Franklin Money's policies specifically exempt from their coverage an investment by Franklin Money in another open-end management investment company with the same investment objectives, policies and restrictions as Franklin Money. The policies which include this exception are Franklin Money's policies concerning purchasing restricted securities, underwriting securities, purchasing the securities of other investment companies, investing for the purpose of exercising control or management, purchasing the securities of an issuer with less than three years' continuous operations, and investing more than 25% of its assets in any one industry.

      RISK FACTORS. The risks associated with an investment in either Franklin Money, and, consequently. the Portfolio, or Templeton Money are similar. Both of the funds invest in Eurodollar and Yankee obligations. Franklin Money invests in commercial paper of foreign issuers and Templeton Money invests in commercial paper issued by foreign corporations affiliated with domestic corporations. Both investments involve risks that are different from obligations of domestic entities. These risks may include future unfavorable political and economic developments, possible withholding taxes, seizure of foreign deposits, currency control, interest limitations, or other governmental restrictions which might affect the payment of principal or interest on securities the fund holds. In addition, there may be less publicly available information regarding such foreign banks or foreign issuers of commercial paper.

                        INFORMATION ABOUT FRANKLIN MONEY

      Information about Franklin Money is included in its current Prospectus dated [November 1, 1996] which is attached to this Prospectus/Proxy Statement and incorporated by reference herein. Additional information about Franklin Money is included in a Statement of Additional Information also dated [November 1, 1996], has been filed with the Securities and Exchange Commission and is incorporated by reference herein. A copy of the Statement of Additional Information may be obtained without charge by writing to Franklin Money, or calling 1-800-DIAL-BEN. Franklin Money is subject to the informational requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, as applicable, and, in accordance with such requirements, files proxy materials, reports and other information with the Securities and Exchange Commission. These materials can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission at 450 Fifth Street NW, Washington, DC 20549, and at the offices of the Fund at 777 Mariners Island Boulevard, San Mateo, California 94404 and at the Los Angeles Regional Office of the Securities and Exchange Commission at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, DC 20549, at prescribed rates.

                           INFORMATION ABOUT THE TRUST

      Information about the Trust is incorporated herein by reference from Templeton Money's current Prospectus dated January 1, 1996 and the Trust's Statement of Additional Information of the same date, a copy of which may be obtained without charge by writing or calling the Trust at the address and telephone number shown on the cover page of this Prospectus/Proxy Statement. Reports and other information filed by the Trust can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission at 450 Fifth Street NW, Washington, DC 20549, and copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission. Washington, DC 20549, at prescribed rates.

                 VOTING INFORMATION AND PRINCIPAL STOCKHOLDERS

      In the event that sufficient votes in favor of the proposal set forth in the Notice of Special Meeting of Shareholders and Proxy Statement are not received by the scheduled time of the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies, even though a quorum is present. Any such adjournment will require the affirmative vote of a majority of the votes cast on the question in person or by proxy at the session of the Meeting to be adjourned. The persons named as proxies will be voted in the best interests of management and all shareholders in proposing adjournment or in voting on an adjournment proposed by a shareholder. The costs of any such additional solicitation and of any adjourned session will be shared equally by Templeton, Advisers, Franklin Money and Templeton Money.

      To the knowledge of the Trust and Franklin Money, no person owned 5% or more of the outstanding securities of Templeton Money or Franklin Money as of the record date, although from time to time, the number of fund shares held in "street name" accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total outstanding shares of a fund or series. All of the respective officers and trustees or directors of the Trust and Franklin Money, as a group, owned less than 1% of the outstanding voting securities of Templeton Money and Franklin Money, respectively.

                          TRANSFER AGENT AND CUSTODIAN

      Franklin Templeton Investor Services, Inc. serves as the transfer agent and dividend disbursing agent for Franklin Money. Bank of America NT & SA is the custodian for Franklin Money. The main office of Franklin Templeton Investor Services, Inc., is 777 Mariners Island Boulevard, San Mateo, California 94404. The main office of the Bank of America NT & SA is 555 California Street, 4th Floor, San Francisco, California 94104.

      Franklin Templeton Investor Services, Inc. also serves as transfer agent and dividend agent for the Trust. The Chase Manhattan Bank, N.A., One Chase Manhattan Plaza, New York, New York 10081, serves as custodian of the Trust's assets.

                              By Order of the Board of Trustees



                           Barbara J. Green, SECRETARY



                           EXHIBITS TO COMBINED PROXY
                            STATEMENT AND PROSPECTUS


EXHIBIT

A Agreement and Plan of Complete Liquidation between Franklin Money Fund and Templeton Income Trust, on behalf of Templeton Money Fund.

B     Prospectus dated November 1, 1996 of Franklin Money Fund

C    Annual Report of Franklin Money Fund for the fiscal year ended June 30,
     1996.



TEMPLETON WORLDWIDE
Member of Franklin/Templeton Group
P.O. Box 976
New York, NY  10274-0976

                                                FOR   AGAINST     ABSTAIN
No. 1.  To approve or disapprove an
        Agreement and Plan of Complete
        Liquidation between Templeton
        Income Trust, on behalf of Templeton
        Money Fund ("Templeton Money") and
        Franklin Money Fund ("Franklin Money")
        that provides for the acquisition of
        substantially all of the assets of
        Templeton Money in exchange for
        shares of Franklin Money, the distribution of such shares to the shareholders of Templeton Money, and the liquidation and dissolution of Templeton Money.

                                  * * * * *

                                                GRANT WITHHOLD

No. 2.  In their discretion, the
        Proxyholders are authorized to
        vote upon such other matters
        which may legally come before
        the Meeting or any adjournment
        thereof.




                      TEMPLETON INCOME TRUST (THE "TRUST")

             SPECIAL MEETING OF SHAREHOLDERS - DECEMBER 31, 1996

            The undersigned hereby revokes all previous proxies for his shares and appoints Barbara J. Green, James R. Baio and Jack L. Collins, and each of them, proxies of the undersigned with full power of substitution to vote all shares of Templeton Money, which the undersigned is entitled to vote at the Trust's Special Meeting of Shareholders to be held at the offices of the Trust, 700 Central Avenue, St. Petersburg, Florida 33701-3628 at 10:00 a.m. local time, on the 31st day of December, 1996, including any adjournments thereof, upon such business as may legally be brought before the Meeting.

PLEASE SIGN AND PROMPTLY RETURN IN THE ACCOMPANYING ENVELOPE. NO POSTAGE REQUIRED IF MAILED IN THE U.S.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES. IT WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, THIS PROXY SHALL BE VOTED IN FAVOR OF PROPOSAL NO. 1 AND WITHIN THE DISCRETION OF THE PROXYHOLDERS AS TO
ITEM 2.


Note:  Please sign exactly          Control No.
as your name appears on             Account No.
the proxy.  If signing for
Estates, Trusts or Corporations,
Title or Capacity should be         ________________________ _____
stated.  If shares are held         Signature                     Date
jointly, each holder must sign.

                                    ------------------------ -----
                                    Signature                     Date

      IMPORTANT

PLEASE SEND IN YOUR PROXY . . . TODAY!
You are urged to date and sign the
attached proxy and return it promptly.
This will help save the expense of
follow-up letters to stockholders who
have not responded.


                                      A-16

                                    EXHIBIT A

                  AGREEMENT AND PLAN OF COMPLETE LIQUIDATION

AGREEMENT AND PLAN OF COMPLETE LIQUIDATION (the "Agreement"), made as of this [___] day of October, 1996 by and between Franklin Money Fund ("Franklin Money"), a corporation organized under the laws of the State of California, with its principal place of business at 777 Mariners Island Boulevard, San Mateo, California 94404 and Templeton Income Trust ("Templeton"), a Massachusetts business trust with its principal place of business at 700 Central Avenue, St. Petersburg, Florida 33701-3628.

                               PLAN OF LIQUIDATION

      The transaction (hereinafter referred to as the "Plan of Liquidation") will consist of (i) the acquisition by Franklin Money of substantially all of the assets of the Templeton Money Fund series of Templeton ("Templeton Money") in exchange solely for shares of common stock of Franklin Money, with $0.10 per share par value, (ii) the distribution of such shares of common stock of Franklin Money to the shareholders of Templeton Money according to their respective interests, and (iii) the complete liquidation and dissolution of Templeton Money as soon as practicable after the closing (as defined in Section 3, hereinafter called the "Closing"), all upon and subject to the terms and conditions of this Agreement hereinafter set forth.

                                    AGREEMENT

      In order to consummate the Plan of Liquidation and in consideration of the premises and of the covenants and agreements hereinafter set forth, and intending to be legally bound, the parties hereto covenant and agree as follows:

      1. DELIVERY OF ASSETS, LIQUIDATION AND DISSOLUTION OF THE PORTFOLIO. (a) Subject to the terms and conditions of this Agreement, and in reliance on the representations and warranties of Franklin Money herein contained, and in consideration of the delivery by Franklin Money of the number of its shares hereinafter provided, Templeton on behalf of Templeton Money agrees that it will convey, transfer and deliver to Franklin Money at the Closing all of the then existing assets of Templeton Money free and clear of all liens, encumbrances, and claims whatsoever (other than shareholders' rights of redemption) except for cash, bank deposits, or cash equivalent securities in an estimated amount necessary (1) to pay its costs and expenses of carrying out this Agreement (including, but not limited to, fees of counsel and accountants, and expenses of its liquidation and dissolution contemplated hereunder), which costs and expenses shall be established on Templeton Money's books as liability reserves,
(2) to discharge its unpaid liabilities on its books at the closing date (as defined in Section 3, hereinafter called the "Closing Date"), including, but not limited to, its income dividends and capital gains distributions, if any, payable for the period ending on or before the Closing Date, and (3) to pay such contingent liabilities as the trustees shall reasonably deem to exist against Templeton Money, if any, at the Closing Date, for which contingent and other appropriate liability reserves shall be established on Templeton Money's books (hereinafter "Net Assets"). Templeton Money shall also retain any and all rights which it may have over and against any person which may have accrued up to and including the close of business on the Closing Date.

      (b) Subject to the terms and conditions of this Agreement, and in reliance on the representations and warranties of Templeton herein contained, and in consideration of such sale, conveyance, transfer, and delivery, Franklin Money agrees at the Closing to deliver to Templeton Money the number of Franklin Money shares of common stock (with $0.10 per share par value) determined by dividing the aggregate value of the net assets of Templeton Money on the Closing Date by the net asset value per share of common stock of Franklin Money on the Closing Date. All such values shall be determined in the manner and as of the time set forth in Section 2 hereof.

      (c) Immediately following the Closing, Templeton Money shall dissolve and distribute pro rata to its shareholders of record as of the close of business on the Closing Date the shares of common stock of Franklin Money received by Templeton Money pursuant to this Section I. Such liquidation and distribution shall be accomplished by the establishment of accounts on the share records of Franklin Money of the type and in the amounts due such shareholders based on their respective holdings as of the close of business on the Closing Date. Fractional shares of common stock of Franklin Money shall be carried to the third decimal place. As promptly as practicable after the Closing, each holder of any outstanding certificate or certificates representing shares of beneficial interest of Templeton Money shall be entitled to surrender the same to the transfer agent for Franklin Money and request in exchange therefor a certificate or certificates representing the number of whole shares of common stock of Franklin Money into which the shares of beneficial interest of Templeton Money theretofore represented by the certificate or certificates so surrendered shall have been converted. Certificates of fractional shares of common stock of Franklin Money shall not be issued, but shall continue to be carried by Franklin Money for the account of such shareholder as unissued shares. Until so surrendered, each outstanding certificate which, prior to the Closing, represented shares of beneficial interest of Templeton Money shall be deemed for all Franklin Money purposes to evidence ownership of the number of shares of common stock of Franklin Money into which the shares of beneficial interest of Templeton Money (which prior to the Closing were represented thereby) have been converted.

      2. VALUATION (a) The net asset value of a share of common stock of Franklin Money shall be determined to the nearest full cent as of 3:00 P.M. Pacific Time on the Closing Date, using the valuation procedures as set forth in Franklin Money's then effective prospectus.

      (b) The net asset value of a share of beneficial interest of Templeton Money shall be determined to the nearest full cent as of 1:00 P.M. Pacific Time on the Closing Date, using the valuation procedures as set forth in Templeton Money's currently effective prospectus.

      3. CLOSING and CLOSING Date. The Closing Date shall be December 31, 1996 or such later date as the parties may mutually agree. The Closing shall take place at the principal office of Franklin Money, 777 Mariners Island Boulevard, San Mateo, California 94404 at 3:00 P.M. Pacific Time on the Closing Date. Templeton Money shall have provided for delivery as of the Closing of those Net Assets to be transferred to Franklin Money's Custodian, Bank of America, NT & SA, 555 California Street, 4th Floor, San Francisco, California 94104. Also, Templeton shall deliver at the Closing a list of names and addresses of the shareholders of record of Templeton Money and the number of shares of beneficial interest of Templeton Money owned by each such shareholder, indicating thereon which such shares are represented by outstanding certificates and which by book-entry accounts, all as of 1:00 P.M. Pacific Time on the Closing Date, certified by its Transfer Agent or by its President to the best of their knowledge and belief. Franklin Money shall issue and deliver a certificate or certificates evidencing the shares of common stock of Franklin Money to be delivered to said Transfer Agent registered in such manner as Templeton Money may request, or provide evidence satisfactory to Templeton Money that such shares of Franklin Money have been registered in an account on the books of Franklin Money in such manner as Templeton may request.

      4. REPRESENTATIONS AND WARRANTIES BY TEMPLETON. Templeton represents and warrants to Franklin Money that:

      (a) Templeton is a business trust organized under the laws of the Commonwealth of Massachusetts on June 16,1986, and is validly existing and in good standing under the laws of that state. Templeton is duly registered under the Investment Company Act of 1940, as amended, as a diversified, open-end, management investment company and all its shares sold have been sold pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, except for those shares sold pursuant to the private offering exemption for the purpose of raising the required initial capital.

      (b) Templeton is authorized to issue an unlimited amount of shares of beneficial interest, with a par value of $0.01, each outstanding share of which is fully paid, non-assessable, fully transferable and has full voting rights. Of such shares, one series has been designated as shares of Templeton Money.

      (c) The financial statements appearing in Templeton's Annual Report to Shareholders for the period ending August 31, 1996, audited by McGladrey & Pullen, LLP, copies of which have been delivered to Franklin Money, fairly present the financial position of Templeton Money as of the respective dates indicated, in conformity with generally accepted accounting principles applied on a consistent basis.

      (d) The books and records of Templeton Money made available to Franklin Money and/or its counsel, accurately summarize the accounting data represented and contain no material omissions with respect to the business and operations of the Portfolio.

      (e) Templeton is not a party to or obligated under any provision of its Agreement and Declaration of Trust, by-laws, or any contract or any other commitment or obligation, and is not subject to any order or decree, which would be violated by its execution of or performance under this Agreement.

      5. REPRESENTATIONS AND WARRANTIES BY FRANKLIN MONEY. Franklin Money represents and warrants to Templeton that:

      (a) Franklin Money is a corporation organized under the laws of the State of California on November 7, 1975, and is validly existing and in good standing under the laws of that state. Franklin Money is duly registered under the Investment Company Act of 1940, as amended, as a diversified, open-end, management investment company and all its shares sold have been sold pursuant to an effective Registration Statement filed under the Securities Act of 1933, as amended, except for those shares sold pursuant to the private offering exemption for the purpose of raising the required initial capital.

      (b) Franklin Money has an authorized capital of 5,000,000,000 shares of common stock, with $0.10 per share par value. Each outstanding share is fully paid, non-assessable, fully transferable, and has full voting rights. The shares of common stock of Franklin Money issued pursuant to this Agreement and Plan of Complete Liquidation will be fully paid. non-assessable. freely transferable and have full voting rights.

      (c) At the Closing, the shares of common stock of Franklin Money will be duly qualified for offering to the public in all states of the United States in which the sale of shares of Templeton Money are qualified, and there are a sufficient number of such shares registered under the Securities Act of 1933, as amended, to permit the transfers contemplated by this Agreement to be consummated.

      (d) The financial statements appearing in Franklin Money's Annual Report to Shareholders for the fiscal year ending June 30, 1996, audited by Coopers & Lybrand, L.L.P., copies of which have been delivered to Templeton, fairly present the financial position of Franklin Money as of the respective dates indicated and the results of its operations for the periods indicated in conformity with generally accepted accounting principles applied on a consistent basis.

      (e) Franklin Money is not a party to or obligated under any provision of its certificate of incorporation, bylaws, or any contract or any other commitment or obligation, and is not subject to any order or decree, which would be violated by its execution of or performance under this Agreement.

      6. REPRESENTATIONS and WARRANTIES BY TEMPLETON AND FRANKLIN MONEY. Templeton and Franklin Money each represents and warrants to the other that:

      (a) The statement of assets and liabilities to be furnished by it, as of 1:00 P.M. Pacific Time for Templeton and 3:00 P.M. Pacific Time for Franklin Money on the Closing Date, for the purpose of determining the number of shares of common stock of Franklin Money to be issued pursuant to Section I of this Agreement will accurately reflect its Net Assets in the case of Templeton Money and its net assets in the case of Franklin Money and outstanding shares of common stock as to Franklin Money and outstanding shares of beneficial interest as to Templeton Money as of such date in conformity with generally accepted accounting principles applied on a consistent basis.

      (b) At the Closing it will have good and marketable title to all of the securities and other assets shown on the statement of assets and liabilities referred to in "(a)" above, free and clear of all liens or encumbrances of any nature whatever except such imperfections of title or encumbrances as do not materially detract from the value or use of the assets subject thereto.
or materially affect title thereto.

      (c) Except as disclosed in its currently effective prospectus, there is no material suit, judicial action, or legal or administrative proceeding pending or threatened against it.

      (d) There are no known actual or proposed deficiency assessments with respect to any taxes payable by it.

      (e) It has the necessary power and authority to conduct its business as such business is now being conducted.

      (f) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action of its Board of Trustees or Board of Directors, respectively, and this Agreement constitutes its valid and binding obligation enforceable in accordance with its terms.

      (g) It anticipates that consummation of this Agreement will not cause it to fail to conform to the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for Federal income taxation as a regulated investment company at the end of its fiscal year.

      7. COVENANTS OF TEMPLETON AND FRANKLIN MONEY. (a) Templeton and Franklin Money each covenant to operate their respective businesses as presently conducted between the date hereof and the Closing.

      (b) Templeton undertakes that it will not acquire Franklin Money's shares for the purpose of making distributions thereof other than to Templeton Money's shareholders.

      (c) Templeton Money and Franklin Money each agree that by the Closing, all of their respective material Federal and other tax returns or tax extensions and reports required by law to be filed on or before such date shall have been filed and all Federal and other taxes shown as due on said returns shall have either been paid or adequate liability reserves shall have been provided for the payment of such taxes.

      (d) Templeton will at the Closing provide Franklin Money with a copy of the shareholder ledger accounts for all the shareholders of record of Templeton Money as of 1:00 P.M. Pacific Time on the Closing Date, who are to become stockholders of Franklin Money as a result of the transfer of assets which is the subject of this Agreement, certified by its Transfer Agent or its President to the best of their knowledge and belief.

      (e) Templeton agrees to mail to each shareholder of record of Templeton Money entitled to vote at the special meeting of shareholders at which action on this Agreement is to be considered, in sufficient time to comply with requirements as to notice thereof, a Combined Proxy Statement and Prospectus which complies in all material respects with the applicable provisions of
Section 14(a) of the Securities Exchange Act of 1934, as amended, and Section 20(a) of the Investment Company Act of 1940, as amended, and the rules and regulations, respectively, thereunder.

      (f) Franklin Money will file with the Securities and Exchange Commission a Registration Statement on Form N-14 under the Securities Act of 1933, as amended ("Registration Statement") relating to the shares of common stock of Franklin Money issuable hereunder, and will use its best efforts to provide that the Registration Statement becomes effective as promptly as practicable. At the time the Registration Statement becomes effective, it (i) will comply in all material respects with the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and (ii) will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; at the time the Registration Statement becomes effective, at the time of Templeton Money's shareholders meeting, and at the Closing Date, the prospectus and statement of additional information included therein will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

      8. CONDITIONS PRECEDENT to be FULFILLED BY TEMPLETON and FRANKLIN Money. The obligations of Templeton and Franklin Money to effectuate this Agreement and the Plan of Liquidation hereunder shall be subject to the following respective conditions:

      (a) That (1) all the representations and warranties of the other party contained herein shall be true and correct as of the Closing with the same effect as though made as of and at such date; (2) the other party shall have performed all obligations required by this Agreement to be performed by it prior to the Closing; and (3) the other party shall have delivered to such party a certificate signed by the President and by the Secretary or equivalent officer to the foregoing effect.

      (b) That the other party shall have delivered to such party a copy of the resolutions approving this Agreement adopted by the other party's Board of Directors, or Board of Trustees, as the case may be, certified by the Secretary or equivalent officer.

      (c) That the Securities and Exchange Commission shall not have issued an unfavorable management report under Section 25(b) of the Investment Company Act of 1940, as amended, nor instituted nor threatened to institute any proceeding seeking to enjoin consummation of the Plan of Liquidation under Section 25(c) of the Investment Company Act of 1940, as amended, and no other legal, administrative or other proceeding shall be instituted or threatened which would materially affect the financial condition of either party or would prohibit the transactions contemplated hereby.

      (d) That the holders of at least a majority of the outstanding shares of beneficial interest of Templeton Money shall have voted in favor of the adoption of this Agreement and the Plan of Liquidation contemplated hereby at an annual or special meeting to be held no later than December 31, 1996 or other such date as the parties may agree.

      (e) That each party shall have declared a distribution or distributions prior to the Closing Date which, together with all previous distributions, shall have the effect of distributing to its shareholders (i) all of its net investment income and all of its net realized capital gains, if any, for the period from the close of its last fiscal year to 1:00 P.M. Pacific Time for Templeton and 3:00 P.M. Pacific Time for Franklin Money on the Closing Date, and
(ii) any undistributed net investment income and net realized capital gains from any period to the extent not otherwise declared for distribution.

      (f) That prior to or at the Closing, Franklin Money and Templeton Money shall receive an opinion from Messrs. Stradley, Ronon, Stevens & Young, LLP, to the effect that, provided the acquisition contemplated hereby is carried out in accordance with this Agreement:

            (1) Provided the Transaction is carried out in accordance with the applicable laws of the State of California, the acquisition by Franklin Money of substantially all the assets of Templeton Money as provided for herein in exchange for shares of Franklin Money shares will qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and Franklin Money and Templeton Money will each be a party to the respective reorganization within the meaning of Section 368(b) of the Code;

            (2) No gain or loss will be recognized by Templeton Money upon the transfer of substantially all of its assets to Franklin Money in exchange solely for voting shares of Franklin Money (Sections 361(a) and 357(a));

            (3) No gain or loss will be recognized by Franklin Money upon the receipt of substantially all of the assets of Templeton Money in exchange solely for voting shares of Franklin Money (Section 1032(a));

            (4) The basis of the assets of Templeton Money received by Franklin Money will be the same as the basis of such assets to Templeton Money immediately prior to the exchange (Section 362(b));

            (5) The holding period of the assets of Templeton Money received by Franklin Money will include the period during which such assets were held by Templeton Money (Section 1223(2));

            (6) No gain or loss will be recognized by the shareholders of Templeton Money upon the exchange of their shares in Templeton money for voting shares of Franklin Money (including fractional shares to which they may be entitled) (Section 354(a));

            (7) The basis of Franklin Money shares received by Templeton Money shareholders (including fractional shares to which they may be entitled) shall be the same as the basis of the shares of Templeton Money exchanged therefor (Section 358(a)(1));

            (8) The holding period of Franklin Money shares received by Templeton Money shareholders (including fractional shares to which they may be entitled) will include the holding period of Templeton Money shares surrendered in exchange therefor, provided that Templeton Money shares were held as a capital asset on the date of the exchange (Section 1223(1)); and

            (9) Franklin Money will succeed to and take into account as of the date of the proposed transfer (as defined in Section 1.381(b)-1(b) of the Income Tax Regulations) the items of Templeton Moneys' described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and (c), 382, 383 and 384 of the Code.

      (g) That Franklin Money shall have received an opinion in form and substance satisfactory to it from Messrs. Dechert, Price & Rhoads, counsel to Templeton, to the effect that, subject in all respects to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws now or hereafter affecting generally the enforcement of creditors' rights:

      (1) Templeton was organized as a business trust under the laws of the Commonwealth of Massachusetts on June 16, 1986, and is validly existing and in good standing under the laws of the Commonwealth of Massachusetts;

      (2) Templeton has an authorized capital of an unlimited number of shares of beneficial interest, with a par value of $0.01, of which one series of shares has been designated as shares of Templeton Money, and, assuming that the initial capital shares of Templeton Money were issued in accordance with the Investment Company Act of 1940, as amended, and the Agreement and Declaration of Trust and By-Laws of Templeton and that all outstanding shares of Templeton Money were sold, issued and paid for in accordance with the terms of Templeton Money's prospectus in effect at the time of such sales, each such outstanding share is fully paid, non-assessable, fully transferable and has full voting rights;

      (3) Templeton is an open-end, diversified investment company of the management type registered as such under the Investment Company Act of 1940, as amended;

      (4) Except as disclosed in Templeton's currently effective prospectus, such counsel does not know of any material suit, action, or legal or administrative proceeding pending or threatened against Templeton, the unfavorable outcome of which would materially and adversely affect Templeton or Templeton Money;

      (5) All actions required to be taken by Templeton to authorize this Agreement and to effect the Plan of Liquidation contemplated hereby have been duly authorized by all necessary corporate action on the part of Templeton; and

      (6) This Agreement is the legal, valid and binding obligation of Templeton and is enforceable against Templeton in accordance with its terms.

      In giving the opinion set forth above, this counsel may state that it is relying on certificates of the officers of Templeton with regard to matters of fact and certain certifications and written statements of governmental officials with respect to the good standing of Templeton.

      (h) That Templeton shall have received an opinion in form and substance satisfactory to it from Messrs. Stradley, Ronon, Stevens & Young, LLP, counsel to Franklin Money, to the effect that, subject in all respects to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws now or hereafter affecting generally the enforcement of creditors' rights:

      (1 ) Franklin Money was incorporated under the laws of the State of California on November 7, 1975, and is validly existing and in good standing under the laws of that state;

      (2) Franklin Money has an authorized capital of 5,000,000,000 shares of common stock, with $0.10 per share par value, and, assuming that the initial capital shares of Franklin Money were issued in accordance with the investment Company Act of 1940, as amended. and its Certificate of Incorporation and By-Laws and that all other shares were sold, issued and paid for in accordance with the terms of Franklin Money's prospectus in effect at the time of such sales, each such outstanding share is fully paid, non-assessable, fully transferable and has full voting rights;

      (3) Franklin Money is an open-end, diversified investment company of the management type registered as such under the Investment Company Act of 1940, as amended;

      (4) Except as disclosed in Franklin Money's currently effective prospectus, such counsel does not know of any material suit, action, or legal or administrative proceeding pending or threatened against Franklin Money, the unfavorable outcome of which would materially and adversely affect Franklin Money;

      (5) The shares of common stock of Franklin Money to be issued pursuant to the terms of this Agreement have been duly authorized and, when issued and delivered as provided in this Agreement, will have been validly issued and fully paid and will be nonassessable by Franklin Money;

      (6) All corporate actions required to be taken by Franklin Money to authorize this Agreement and to effect the Plan of Liquidation contemplated hereby have been duly authorized by all necessary corporate action on the part of Franklin Money;

      (7) Neither the execution, delivery nor performance of this Agreement by Franklin Money violates any provision of its Certificate of Incorporation, its by-laws, or the provisions of any agreement or other instrument, known to such counsel to-which Franklin Money is a party or by which Franklin Money is otherwise bound; this Agreement is the legal, valid and binding obligation of Franklin Money and is enforceable against Franklin Money in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization or other similar laws pertaining to the enforcement of creditors' rights generally and by equitable principles; and

      (8) The Registration Statement of which the Prospectus of Franklin Money is a part, dated [November 1, 1996], (the "Prospectus"), is, at the time of the signing of this Agreement, effective under the Securities Act of 1933, as amended, and, to the best knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued, and no proceedings for such purpose have been instituted or are pending before or threatened by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and nothing has come to its attention which causes it to believe that at the time the Prospectus became effective, or at the time of the signing of this Agreement, or at the Closing, such Prospectus (except for the financial statements and other financial and statistical data included therein, as to which counsel need express no opinion), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and such counsel knows of no legal or government proceedings required to be described in the Prospectus or of any contract or document of a character required to be described in the Prospectus that is not described as required.

      In giving the opinion set forth above, this counsel may state that it is relying on certificates of the officers of Templeton with regard to matters of fact and certain certifications and written statements of governmental officials with respect to the good standing of Templeton.

      (i) That Templeton shall have received a certificate from the President and Secretary of Franklin Money to the effect that the statements contained in the Franklin Money Prospectus dated [November 1, 1996], at the time the Prospectus became effective, at the date of the signing of this Agreement and at the Closing, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and

      (j) That Franklin Money's Registration Statement with respect to its shares to be delivered to the Fund shareholders in accordance with this Agreement shall have become effective, and no stop order suspending the effectiveness of the Registration Statement or any amendment or supplement thereto, shall have been issued prior to the Closing Date or shall be in effect at Closing, and no proceedings for the issuance for such an order shall be pending or threatened on that date.

      (k) That the shares of Franklin Money to be delivered hereunder shall have been registered by Franklin Money with each state commission or agency with which such registration is required in order to permit the shares lawfully to be delivered to each Portfolio shareholder.

      9. BROKERAGE FEES AND Expenses. (a) Templeton and Franklin Money each represents and warrants to the other that there are no broker or finders fees payable by it in connection with the transactions provided for herein.

      (b) The expenses of entering into and carrying out the provisions of this Agreement shall be borne as follows: Franklin Advisers, Inc. ("Franklin"), Templeton Global Bond Managers, Inc. ("TGBM"), Templeton Money and Franklin Money shall each pay one-fourth of the total expenses incurred in connection with this Agreement. Following the consummation of the transactions, Advisers and TGBM will determine if such arrangement relating to the expenses is disproportionate to either Templeton Money or to Franklin Money in relation to the benefits derived by each. In such event, Advisers and TGBM will assume responsibility for paying that portion of the expenses which is deemed to be so disproportionate.

      10. TERMINATION; WAIVER; ORDER. (a) Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and the Plan of Liquidation abandoned at any time (whether before or after adoption thereof by the shareholders of Templeton Money) prior to the Closing as follows:

      (1) by mutual consent of Templeton and Franklin Money;

      (2) by Franklin Money if any condition of its obligations set forth in
Section 8 has not been  fulfilled or waived by Franklin Money;

      (3) by Templeton if any condition of its obligations set forth in Section 8 has not been fulfilled or waived by Templeton.

      An election by Templeton or Franklin Money to terminate this Agreement and to abandon the Plan of Liquidation shall be exercised respectively by the Board of Trustees or Directors of Templeton or Franklin Money, respectively

      (b) If the transactions contemplated by this Agreement have not been consummated by January 31, 1997, the Agreement shall automatically terminate on that date, unless a later date is agreed to by both Franklin Money and Templeton.

      (c) In the event of termination of this Agreement pursuant to the provisions hereof, the same shall become void and have no further effect, and there shall not be any liability on the part of either Templeton or Franklin Money or persons who are their directors, trustees, officers, agents or shareholders in respect of this Agreement

      (d) At any time prior to the Closing, any of the terms or conditions of this Agreement may be waived by either Templeton or Franklin Money, respectively (whichever is entitled to the benefit thereof), by action taken by the Board of Trustees of Templeton or Board of Directors of Franklin Money, if, in the judgment of the Board of Trustees of Templeton or the Board of Directors of Franklin Money (as the case may be), such action or waiver will) not have a material adverse affect on the benefits intended under this Agreement to the holders of shares of Templeton Money or Franklin Money, on behalf of which such action is taken.

      (e) The respective representations and warranties contained in Sections 4-7 hereof shall expire with, and be terminated by, the Plan of Liquidation, and neither Templeton nor Franklin Money nor any of their officers, directors, trustees, agents or shareholders shall have any liability with respect to such representations or warranties after the Closing. This provision shall not protect any officer, director, trustee, agent or shareholder of Templeton Money or Franklin Money against any liability to the entity for which that officer, director, trustee, agent or shareholder who so acts or to which that officer, director, agent or shareholder would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties in the conduct of such office.

      (f) If any order or orders of the U.S. Securities and Exchange Commission with respect to this Agreement shall be issued prior to the Closing and shall impose any terms or conditions which are determined by action of the Board of Trustees of Templeton and Board of Directors of Franklin Money to be acceptable, such terms and conditions shall be binding as if a part of this Agreement without further vote or approval of the shareholders of Templeton Money, unless such terms and conditions shall result in a change in the method of computing the number of shares of Franklin Money to be issued to Templeton Money in which event, unless such terms and conditions shall have been included in the proxy solicitation material furnished to the shareholders of Templeton Money prior to the meeting at which the transactions contemplated by this Agreement shall have been approved, this Agreement shall not be consummated and shall terminate unless Templeton shall promptly call a special meeting of shareholders of Templeton Money at which such conditions so imposed shall be submitted for approval.

      11. ENTIRE AGREEMENT AND AMENDMENTS. This Agreement embodies the entire Agreement between the parties and there are no agreements, understandings, restrictions, or warranties between the parties other than those set forth herein or herein provided for. This Agreement may be amended only by mutual consent of the parties in writing. Neither this Agreement nor any interest herein may be assigned without the prior written consent of the other party.

      12. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts together shall constitute but one instrument.

      13. NOTICES. Any notice, report, or demand required or permitted by any provision of this Agreement shall be in writing, shall be deemed to have been given if delivered or mailed, first class postage prepaid, addressed to:
Templeton at 700 Central Avenue, St. Petersburg, Florida 33701- 3628,
Attention: Mr. Samuel J. Forester, Jr., President; or Franklin Money at 777 Mariners Island Boulevard, P. O. Box 7777, San Mateo, CA 94403-7777,
Attention:  Mr. Rupert H. Johnson, Jr., President, as the case may be.

      14. GOVERNING LAW. This Agreement shall be governed by and carried out in accordance with the internal laws of the State of California.

      In Witness Whereof, Templeton and Franklin Money have each caused this Agreement and Plan of Complete Liquidation to be executed on its behalf by its duly authorized officers, all as of the day and year first above written.


                               Franklin Money Fund

                               By: HARMON E. BURNS
                                 Harmon E. Burns
                                 Vice President

                             Templeton Income Trust

                              By: BARBARA J. GREEN
                                Barbara J. Green
Secretary



                                     B-1

                                    EXHIBIT B


The Prospectus of Franklin Money Fund, dated November 1, 1996, which is to be filed with the U.S. Securities and Exchange Commission on or about October 25, 1996 in Post-Effective Amendment No. 29 to Franklin Money's Registration Statement on Form N-1A, will be provided in a Pre-Effective Amendment to this Combined Prospectus/Proxy Statement.



                                       C-1

                                    EXHIBIT C



Financial Statements are incorporated herein by reference to the Registrant's Annual Report to Shareholders dated June 30, 1996 as filed with the SEC electronically on Form Type N-30D on September 10, 1996



                      STATEMENT OF ADDITIONAL INFORMATION
                                       FOR
                               FRANKLIN MONEY FUND


            This Statement of Additional Information relates specifically to the proposed delivery of substantially all of the assets of the Templeton Money Fund series of Templeton Income Trust to and in exchange for shares of Franklin Money Fund ("Franklin Money").

            This Statement of Additional Information consists of this Cover Page, a Statement of Additional Information dated November 1, 1996 relating to the Prospectus of Franklin Money, which Prospectus is included as Exhibit B to the Proxy Statement/Prospectus dated [November 15, 1996], and a copy of Franklin Money's Annual Report which includes audited financial statements for the fiscal year ended June 30, 1996. Also included is a copy of Templeton Money Fund's Annual Report which includes audited financial statements for the fiscal year ended August 31, 1996.

            This Statement of Additional Information is not a Prospectus; a Proxy Statement/Prospectus dated [November 15, 1996], relating to the above-referenced transaction may be obtained from Templeton Income Trust, 700 Central Avenue, St. Petersburg, Florida 33701-3628, (800) 354-9191 and Franklin Money at 777 Mariners Island Boulevard, P. O. Box 7777, San Mateo, California 94403-7777, 1-800/DIAL BEN. This document should be read in conjunction with such Proxy Statement/Prospectus. The date of this Statement of Additional Information is [November 15, 1996].


[The following items (which are to be part of this Statement of Additional Information) will be filed in a Pre-Effective Amendment to this Registration
Statement:

            1.    Statement of Additional Information dated [November
            1, 1996] of Franklin Money Fund which is to be filed with the U.S. Securities and Exchange Commission in Post-Effective Amendment No. [29] to Franklin Money's Registration Statement on Form N-1A.

            2. Annual Report of Templeton Money Fund for the fiscal year ended August 31, 1996, which is to be filed with the SEC shortly after the filing of this Registration Statement.

                               FRANKLIN MONEY FUND

                                    FORM N-14

PART C.  OTHER INFORMATION

Item 15.    INDEMNIFICATION

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. EXHIBITS (Incorporated by reference to the filings as noted)

      (1)   Copies of the charter as now in effect:
            (i) Articles of Incorporation dated November 4, 1975
                Filing: Post-Effective Amendment No. 28 to Registration Statement of Registrant on Form N-1A
                File No. 2-55029
                Filing Dated: August 31, 1995

            (ii)Certificate of Amendment to Articles of
                Incorporation dated February 12, 1980
                Filing: Post-Effective Amendment No. 28 to Registration Statement of Registrant on Form N-1A
                File No. 2-55029
                Filing Dated: August 31, 1995

      (2) Copies of the existing By-Laws or instruments corresponding thereto;

            (i)  By-Laws
                 Filing: Post-Effective Amendment No. 28 to
                 Registration Statement of Registrant on Form N-1A File No. 2-55029
                 Filing Dated: August 31, 1995

            (ii) Amendment to By-Laws dated November 17, 1987
                 Filing: Post-Effective Amendment No. 28 to Registration Statement of Registration Form N-1A
                 File No. 2-55029
                 Filing Date: August 31, 1995

            (iii)Amendment to By-Laws dated October 27, 1994
                 Filing: Post-Effective Amendment No. 28 to
                 Registration Statement on Form N-1A
                 File No. 2-55029
                 Filing DateL August 31, 1995

      (3) Copies of any voting trust agreement with respect to more than five percent of any class of equity securities of the Registrant;

            Not Applicable

      (4) Copies of the Agreement and Plan of Complete Liquidation are included in this Registration Statement as Exhibit A to the Prospectus/Proxy Statement.

      (5) Specimens or copies of each security issued by the Registrant, including copies of all constituent instruments, defining the rights of the holders of such securities, and copies of each security being registered;

            Not Applicable

      (6) Copies of all investment advisory contracts relating to the management of the assets of the Registrant;

            (i)  Form of Administration Agreement between
                 Registrant and Franklin Advisers, Inc., dated
                 August 1, 1994
                 Filing: Post-Effective Amendment No. 28 to Registration Statement of Registrant on Form N-1A
                 File No. 2-55029
                 Filing Date: August 31, 1995

      (7) Copies of each underwriting or distribution contract between the Registrant and a principal underwriter, and specimens or copies of all agreements between principal underwriters and dealers;

            (i) Amended and Restated Distribution Agreement between Registrant and Franklin/Templeton Distributors, Inc., dated April 23, 1995
                 Filing: Post-Effective Amendment No. 28 to Registration Statement of Registrant on Form N-1A
                 File No. 2-55029
                 Filing Date: August 31, 1995

            (ii) Forms of Dealer Agreements between Franklin/Templeton
                 Distributors, Inc., and Securities Dealers
                 Registrant: Franklin Tax-Free Trust
                 Filing: Post-Effective Amendment No. 22 to Registration Statement on Form N-1A
                 File No. 2-94222
                 Filing Date: March 14, 1996

      (8) Copies of all bonus, profit sharing, pension or other similar contracts or arrangements wholly or partly for the benefit of directors or officers of the Registrant in their capacity as such; any such plan that is not set forth in a formal document, furnish a reasonably detailed description thereof;

            Not Applicable

      (9)   Copies of all custodian agreements and depository contracts under
            Section 17(f) of the 1940 Act, with respect to securities and similar investments of the Registrant, including the schedule of remuneration;

            (i) Custodian Agreement between Registrant and Bank of America NT & SA dated February 1, 1983
                 Filing: Post-Effective Amendment No. 28 to Registration Statement of Registrant on Form N-1A
                 File No. 2-55029
                 Filing Date: August 31, 1995

            (ii) Copy of Custodian Agreements between Registrant
                 and Citibank Delaware:
                 1.    Citicash Management ACH Customer Agreement
                 2.    Citibank Cash Management Services Master Agreement
                 3.    Short Form Bank Agreement - Deposits and
                 Disbursements of Funds Incorporated herein by reference to
                 Registrant: Franklin Premier Return Fund
                 Filing: Post-Effective Amendment No. 55 to
                 Registration on Form N-1A
                 File No. 2-12647
                 Filing Date: May 17, 1996

            (iii)Master Custody Agreement between Registrant and Bank of New
                 York dated February 16, 1996
                 Registrant: Franklin New York Tax-Free Trust
                 Filing: Post-Effective Amendment No. 13 to Registration Statement on Form N-1A
                 File No. 33-7785
                 Filing Date: March 1, 1996

            (iv) Terminal Link Agreement between Registrant and Bank of New
                 York dated February 16, 1996
                 Registrant: Franklin New York Tax-Free Trust
                 Filing: Post-Effective Amendment No. 13 to Registration Statement on Form N-1A
                 File No. 33-7785
                 Filing Date: March 1, 1996

      (10) Copies of any plan entered into by Registrant pursuant to Rule 12b-1 under the 1940 Act and any agreements with any person relating to implementation of the plan:

            Inapplicable

      (11) An opinion and consent of counsel as to the legality of the securities being registered, indicating whether they will, when sold, by legally issued, fully paid and nonassessable is included as
            Exhibit 11 to the Registration Statement.

      (12) An opinion, and consent to its use, of counsel, supporting the tax matters and consequences to shareholders discussed in the prospectus is included as Exhibit (12) to the Registration Statement.

      (13) Copies of all material contracts of the Registrant not made in the ordinary course of business which are to be performed in whole or in part on or after the date of filing the registration statement:

            Inapplicable

      (14) Copies of any other opinions, appraisals or rulings, and consents to their use relied on in preparing the registration statement and required by Section 7 of the 1933 Act are included as Exhibit (14) to the Registration Statement:

            (i) Consent of Coopers & Lybrand, L.L.P., independent
                 auditors of the Registrant;

            (ii) Consent of McGladrey & Pullen, L.L.P., independent auditors of
                 Templeton Income Trust regarding 1995 financial information of Templeton Money Fund.

            (iii)Consent of McGladrey & Pullen, L.L.P., independent
                 auditors of Templeton Income Trust regarding 1996 financial information of Templeton Money Fund.

            To be filed by amendment.

      (15)  All financial statements omitted pursuant to Item 14(a)(1):

            Inapplicable

      (16) Manually signed copies of any power of attorney pursuant to which the name of any person has been signed to the Registration Statement

            (i) Power of Attorney filed as Exhibit (16) to the Registration Statement.

            (ii) Certificate of Secretary filed as Exhibit (16) to the
                 Registration Statement.

      (17)  Any additional exhibits which the Registrant may wish to file:

       Evidence of Rule 24-f2 declaration

      Item 17.  UNDERTAKINGS

            (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

            (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering for them.

            (3) The undersigned Registrant agrees to file, by pre or post-effective amendment to this registration statement, an opinion of counsel as to certain federal income tax consequences of this proposed transaction.



                                   SIGNATURES

      As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of San Mateo, and the State of California, on the 18th day of October, 1996.

                                    FRANKLIN MONEY FUND
                                    (REGISTRANT)

                                    By:  RUPERT H. JOHNSON, JR.*
                                         Rupert H. Johnson, Jr.,
                                         President

      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE:                 TITLE:                              DATE:

RUPERT H. JOHNSON, JR.*    Director and Principal           October 18, 1996
Rupert H. Johnson, Jr.      Executive Officer

/S/MARTIN L. FLANAGAN      Principal Financial              October 18, 1996
Martin L. Flanagan          Officer

/S/DIOMEDES LOO-TAM        Principal Accounting             October 18, 1996
Diomedes Loo-Tam            Officer

FRANK H. ABBOTT III*       Director                         October 18, 1996
Frank H. Abbott III

HARRIS J. ASHTON*          Director                         October 18, 1996
Harris J. Ashton

S. JOSEPH FORTUNATO*       Director                         October 18, 1996
S. Joseph Fortunato

DAVID W. GARBELLANO*       Director                         October 18, 1996
David W. Garbellano

CHARLES B. JOHNSON*        Director                         October 18, 1996
Charles B. Johnson

FRANK W.T. LAHAYE*         Director                         October 18, 1996
Frank W.T. LaHaye

*By /s/LARRY L. GREENE
       Larry L. Greene

(Attorney-in-Fact Pursuant to Powers of Attorney filed herewith)



                                  EXHIBIT INDEX

EXHIBIT NO.                               DOCUMENT

(14)(i)                             Consent of Coopers & Lybrand, L.L.P.

(14)(ii)                            Consent of McGladrey & Pullen, L.L.P.

(16)(i)                             Power of attorney relating to initial
                                     filing

(16)(ii)                            Certificate of Secretary

(17)                                Evidence of Rule 24(f) declaration






                                  EXHIBIT 14(a)


                       CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference to the Registration Statement of Franklin Money Fund on Form N-14 (File No. 811-2605) of our report dated August 6, 1996 on our audit of the financial statements and financial highlights of Franklin Money Fund for the year ended June 30, 1996 and our report dated August 6, 1996 on our audit of the financial statements and financial highlights of The Money Market Portfolios (File No. 811-7038) for the year ended June 30, 1996.


                        /s/Coopers & Lybrand L.L.P.
                           COOPERS & LYBRAND L.L.P.



San Francisco, California
October 17, 1996


                                  EXHIBIT 14(b)




McGladrey & Pullen, L.L.P.

Consent of Independent Auditors


     We hereby consent to the use of our report dated September 29, 1995 on the financial statements of Templeton Money Fund referred to therein, which appears in the 1995 Annual Report to Shareholders, which is incorporated by reference in the Registration Statement on N-14 (File No. 811-2605) of Franklin Money Fund.

     We also consent to the reference to our Firm in the Combined Proxy Statement and Prospectus under the caption "Representations and Warranties by Templeton."





/s/McGladrey & Pullen, LLP
New York, New York
October 16, 1996



                                  EXHIBIT 16(a)

                                POWER OF ATTORNEY

       The undersigned officers and directors of FRANKLIN MONEY FUND hereby appoint MARK H. PLAFKER, HARMON E. BURNS, DEBORAH R. GATZEK, KAREN L. SKIDMORE AND LARRY L. GREENE (with full power to each of them to act alone) his attorney-in-fact and agent, in all capacities, to execute, and to file any of the documents relating to the Company's Registration Statement on Form N-14 under the Securities Act of 1933, or any amendment to such Registration Statement, covering the sale of shares by the Company under a prospectus becoming effective after this date, with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority. Each of the undersigned grants to each of said attorneys full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes as he could be if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

       The undersigned officers and directors hereby execute this Power of Attorney as of this 21st day of June, 1994.



RUPERT H. JOHNSON, JR.              CHARLES B. JOHNSON, DIRECTOR
Rupert H. Johnson, Jr.              Charles B. Johnson, Director
President and Director


FRANK H. ABBOTT III, DIRECTOR       HARRIS J. ASHTON, DIRECTOR
Frank H. Abbott III, Director       Harris J. Ashton, Director


S. JOSEPH FORTUNATO, DIRECTOR       DAVID W. GARBELLANO, DIRECTOR
S. Joseph Fortunato, Director       David W. Garbellano, Director


FRANK W.T. LAHAYE, DIRECTOR         KENNETH V. DOMINGUES
Frank W.T. LaHaye, Director         Kenneth V. Domingues
                                    Vice President, Treasurer
                                    and Chief Financial Officer



                                  EXHIBIT 16(b)



                            CERTIFICATE OF SECRETARY


      I, Deborah R. Gatzek, certify that I am Secretary of Franklin Money Fund (the "Fund").

       As Secretary of the Fund I further certify that the following resolution was adopted by a majority of the Directors of the Fund present at a meeting held at 777 Mariners Island Boulevard, San Mateo, California, on June 21, 1994:

       RESOLVED, that a Power of Attorney, substantially in the form of the Power of Attorney presented to this Board, appointing Harmon E. Burns, Deborah R. Gatzek, Mark H. Plafker, Karen L. Skidmore, and Larry L. Greene as attorneys-in-fact for the purpose of filing the N-14 registration statement with the Securities and Exchange Commission, be executed by each Director and designated officer.

       I declare under penalty of perjury that the matters set forth in this certificate are true and correct of my own knowledge.





June 21, 1994                                   Deborah R. Gatzek
                                                Secretary




                                   EXHIBIT 17

                    FRANKLIN RESOURCES LIQUID ASSETS FUND
                           A MONEY MANAGEMENT FUND

       155 BOVET ROAD, SAN MATEO, CALIF. 94402        (415) 574-8800

JANUARY 23, 1979


Securities and Exchange Commission
500 North Capitol Street
Washington, D.C. 20549

Re: Rule 24f-2 Notice for Franklin Resources Liquid Assets Fund
    File No. 2-55029

Gentlemen:

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Franklin Resources Liquid Assets Fund (the "Fund") hereby files its Rule 24f-2 Notice for the fiscal year ended November 30, 1978 (the "fiscal year"). As shown in the calculation below, no registration fee is payable.

At the beginning of the Fiscal Year, the Fund had 3,345,761.336 shares of capital stock which had been registered under the Securities Act of 1933 other than pursuant to Rule 24f-2, but which remained unsold.

During the Fiscal Year, the Fund registered a total of 17,000,000 shares of capital stock other than pursuant to Rule 24f-2, and sold a total of 37,534,897.731 capital stock. 1/Of the shares of the Fund sold during the Fiscal Year, 17,189,136.395 shares were sold in reliance upon the registration pursuant to Rule 24f-2. Enclosed is an opinion of counsel indicating that these securities were legally issued, fully paid and non-assessable.

Please acknowledge receipt of these materials by dating and signing the enclosed copy of this letter and return it to us in the enclosed, self-addressed, stamped envelope.

Sincerely Yours,

FRANKLIN RESOURCES LIQUID ASSETS FUND


/s/Harmon E. Burns
Harmon E. Burns
Secretary

HEB/dh

Enclosures





1/     Footnote to Rule 24f-2 Notice of Franklin Resources Liquid Assets Fund

       The calculation pursuant to subsection (c) of Rule 24f-2 of the fee in connection with the shares sold in reliance upon Rule 24f-2 is as follows:

       Aggregate sales price of securities sold in reliance upon  Rule 24f-2
during Fiscal Year                                    $17,189,136

       Less: the difference between

       (1)  the aggregate redemption or
            repurchase price of Fund
            Shares redeemed or repur-
            chased during the Fiscal Year, $27,439,890 and

       (2)  the aggregate redemption or
            repurchase price of Fund
            Shares redeemed or repur-
            chased during the Fiscal Year
            and previously applied pur-
            suant to Rule 24e-2(a) in fil-
            ings made pursuant to Section
            24(e)(1) of the Investment
            Company Act of 1940                       -0-   $27,439,890

       Aggregate sales price on which fee will        $     -0-
       be based

       Rate of fee pursuant to Section 6 (b) of       $     .00002
       Securities Act of 1933

       Fee payable                                    $     -0-




                                   LAW OFFICES
                              JONAS, FERN & SIMPSON
                            10880 WILSHIRE BOULEVARD
                                   SUITE 1115
                          LOS ANGELES, CALIFORNIA 90024


                                JANUARY 17, 1979


Franklin Resources Liquid Assets Fund
155 Bovet Road
San Mateo, California 94402

Gentlemen:

       You have requested our opinion with respect to the shares of Common Stock sold by Franklin Resources Liquid Assets Fund (the "Fund") during its fiscal year ended November 30, 1978, in connection with the Notice being filed by the Fund pursuant to Rule 24f-2 under the Investment Company Act of 1940. You have represented that a total of 37,534,897.731 shares were sold by the Fund during said fiscal year, of which 17,189,136.395 shares were sold in reliance upon Rule 24f-2.

       Based upon our review of such records, documents, and representations as we deem relevant, it is our opinion that the shares of Common Stock of the Fund sold and issued by the Fund during its fiscal year ended November 30, 1978 in reliance upon the registration under the Securities Act of 1933 pursuant to Rule 24f-2, were legally issued, fully paid and non-assessable.

       We hereby consent to the filing of this opinion as an exhibit to the "Rule 24f-2 Notice" being filed by the Fund.

                            Very truly yours,
                            /s/Jonas, Fern & Simpson
                               JONAS, FERN & SIMPSON





FRLAF RULE 24F-2 NOTICE

a)    Shares registered but unsold
      at 12/1/77                                3,345,761.336

b)    Shares registered during year
      other than pursuant to
      Rule 24f-2                                17,000,000.000

c)    Shares sold during fiscal
      year ended 11/30/78
      ($1.00 per share)                         37,534,898.731

d)    Shares sold in reliance upon
      indefinite registration
      (A+B-C)                                   17,189,136.395

e)    Shares redeemed or repurchased
      during the fiscal year ended
      11/30/78                                  27,439,889.760

Note-all numbers for both sales and redemptions should include exchanges.





                    FRANKLIN RESOURCES LIQUID ASSETS FUND
                           A MONEY MANAGEMENT FUND

            155 BOVET ROAD, SAN MATEO, CALIF. 94402 (415)574-8800

                                                RECEIVED
                                                JAN 29, 1979
                                                8
                                                MAIL PROCESSING SECTION S.E.C.
January 23, 1979

Securities and Exchange Commission
500 North Capitol Street
Washington, D.C. 20549

Re:   Rule 24f-2 Notice for Franklin Resources Liquid Assets Fund
      File No. 2-55029

Gentlemen:

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Franklin Resources Liquid Assets Fund (the "Fund") hereby files its Rule 24f-2 Notice for the fiscal year ended November 30, 1978 (the "Fiscal Year"). As shown in the calculation below, no registration fee is payable.

At the beginning of the Fiscal Year, the Fund had 3,345,761.336 shares of capital stock which had been registered under the Securities Act of 1933 other than pursuant to Rule 24f-2, but which remained unsold.

During the Fiscal Year, the Fund registered a total of 17,000,000 shares of capital stock other than pursuant to Rule 24f-2, and sold a total of 37,534,897.731 capital stock. 1/Of the shares of the Fund sold during the Fiscal Year, 17,189,136.395 shares were sold in reliance upon the registration pursuant to Rule 24f-2. Enclosed is an opinion of counsel indicating that these securities were legally issued, fully paid and non-assessable.

Please acknowledge receipt of these materials by dating and signing the enclosed copy of this letter and return it to us in the enclosed, self-addressed, stamped envelope.

Sincerely yours,

FRANKLIN RESOURCES LIQUID ASSETS FUND


/s/Harmon E. Burns
Harmon E. Burns
Secretary

HEB/dh

Enclosures